FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2012
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Improved performance from South Africa region

JOHANNESBURG. 23 August 2012, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the June quarter of R1,606 million compared with R2,082 million in the March quarter and R1,267 million in the June 2011 quarter.
In US dollar terms net earnings for the June quarter were US$198 million, compared with US$268 million in the March quarter and US$186 million in the June 2011 quarter.
June 2012 quarter salient features:
·
Group attributable equivalent gold production of 862,000 ounces;
·
Total cash cost of US$851 per ounce and NCE of US$1,308 per ounce;
·
Operating margin of 47 per cent and NCE margin of 18 per cent;
·
Good progress made on South Deep project; and
·
Stabilisation of production output at KDC.
Interim dividend of 160 SA cents per share is payable on 5 September 2012.
Statement by Nick Holland, Chief Executive Officer of Gold Fields:
“During the quarter, the Group’s safety drive experienced a serious setback when five of our colleagues tragically lost their lives after an underground fire broke out at the Ya Rona shaft at KDC West. The cause of the fire, which started in an old worked-out part of the shaft that had been closed for many years, remains unknown. The fire has since been extinguished with no evident damage to existing working areas. The balance of the September quarter will be focused on flushing out noxious gases and ensuring a safe and healthy environment to recommence operations in Q4 2012. On this basis, the loss of production as a consequence of the fire is expected to be approximately 1,600 kilograms (50,000 ounces). KDC also had a tramming related fatality during the quarter, bringing the total number of fatalities to six.

On a more positive note, shortly after the close of the quarter KDC East recorded three million fatality free shifts spanning a period of approximately nine months, a new record. South Deep has been fatality free for the past eighteen months while
Beatrix recorded a fatality free quarter. Tarkwa and Cerro Corona continued to report zero lost time injuries. The lost day injury frequency rate for the Group improved from 5.21 to 4.51, while the days lost frequency rate regressed from 220 to 234.

Safety and health remains the most important value in our Group. We concentrate on five main areas, namely: engineering out risk; ensuring compliance with standards and procedures; improving the health and well-being of employees; continuous stakeholder engagement; and behavioural-based safety initiatives.

In the June 2012 quarter, Gold Fields reported attributable Group production of 862,000 gold equivalent ounces, which is 4 per cent higher than the 827,000 gold equivalent ounces produced in the March 2012 quarter. The increased production, compared with the previous quarter, was primarily as a result of a 13 per cent increase at the South Africa region where production increased from 387,000 ounces to 437,000 ounces; with KDC increasing by 12 per cent and South Deep by 33 per cent.

Production was similar (Q2 2011: 872,000 gold equivalent ounces) to the corresponding quarter in 2011. The benefit of the minority buy-outs in Ghana and Peru, completed during the second half of 2011, was offset by a decline in production of between 50,000 and 60,000 equivalent ounces over the past year from Damang, Agnew and Cerro Corona. We expect to reverse part of these declines over the next six to twelve months.
KDC’s production for the first half of 2012 was similar to that of the first half of 2011, which is a noteworthy reversal of the declining trend of prior years. Conversely, Beatrix produced 8 per cent (14,000 ounces) less during the first half of 2012 compared with the corresponding period in 2011, mainly as a result of volume and mining mix issues as well as safety related stoppages. Production from the South Deep project was 9 per cent (14,000 ounces) less than the same period a year ago, whilst importantly, destress mining activities, which open up the ore body for future mining, reached record levels for the quarter increasing by 52 per cent. The capital infrastructure projects at South Deep are progressing well and, in particular, the ventilation shaft deepening and plant expansion are scheduled for completion before the end of 2012, after which there should be a steady build-up towards the full production target run-rate of 700,000 ounces per annum by the end of 2015.

On 2 August 2012, Gold Fields issued a notice in terms of Section 189 (3) of the Labour Relations Act to the National Union of
Mineworkers (“NUM”) and other affected employees who are not members of a recognised trade union at South Deep. In terms of the notice, a consultation process with the NUM and affected unaffiliated employees will run for a prescribed period of 60 days. In the event that South Deep experiences work stoppages or delays due to industrial action during this period, these may have a material adverse effect on the business, production levels and operating results.

Gold Fields Results
| 1
In the West Africa region, Tarkwa’s production was 5 per cent lower that the March quarter as a result of lower throughput.
Subsequent to quarter end, the heap leach facilities, which contribute approximately 20 per cent of Tarkwa’s production, were closed following a directive from the Environmental Protection Agency, instructing the mine to stop the discharge of water from the leach pads, pending the installation of water treatment plants. Although we believe that Tarkwa was in full compliance with all environmental laws and regulations in Ghana, we have, in pursuit of environmental best practice and world class environmental stewardship, and to comply with the directive, committed to installing new water treatment plants before the end of the year. Tarkwa reopened both the North and South heap leach facilities on 9 August 2012 following the approval of the
Environmental Protection Agency. The loss of production from this closure, which will be reflected in Q3 2012, is expected to be in the order of 15,000 ounces.

Damang has experienced a significant decline in production over the past year due to the transition from the old mature
Damang Pit into the new developing Huni and Juno pits which contain the majority of the current reserve of 3.4 Moz. It is expected that Damang will return to a production level of approximately 45,000 ounces per quarter over a period of six to twelve months. We continue to evaluate the potential for expansion of Damang, although the priority now is on improving the short-
term performance of the mine. We remain concerned about the lack of a level playing field in Ghana amongst mining companies on fiscal matters and other practices, and are engaging with the Government on this and on the prospect of securing a stability agreement for the Damang super-pit project, provision for which exists in the legislation.

In the Australasia region, production from St Ives remained steady while Agnew continued to encounter poor ground conditions which slowed the mining rate. A better understanding of localised ground conditions at depth has assisted in formulating action plans to recover production to approximately 45,000 ounces per quarter by the end of 2012. This mine remains prospective at depth and we continue to evaluate its potential.

In the South America region, Cerro Corona produced 16 per cent less than the same period in 2011, on a gold equivalent basis, mainly as a result of anticipated lower grades and movements in the commodity price ratio, which reduced equivalent production by about 15,000 ounces per quarter. The overall mining physicals for this mine continue to be robust.

Total cash cost increased from R217,434 per kilogram in the March quarter to R220,546 per kilogram in the June quarter due to the increase in operating costs and total cash cost in dollar terms decreased from US$870 per ounce to US$851 per ounce due to the weakening of the rand against the US dollar. NCE increased from R319,835 per kilogram (US$1,280 per ounce) to
R339,046 per kilogram (US$1,308 per ounce) over the same period. The increase in NCE is mainly due to the higher capital expenditure. The NCE margin for the Group decreased from 24 per cent in the March quarter to 18 per cent in the June quarter as a result of the higher NCE and the lower gold price received.

Net earnings amounted to R1,606 million (US$198 million) or 220 SA cents per share (US$0.27 per share) in the June quarter compared with R2,082 million (US$268 million) or 288 SA cents per share (US$0.37 per share) in the March quarter. Free cash flow increased from R93 million (US$19 million) in the March quarter to R865 million (US$100 million) in the June quarter as a consequence of lower royalties and taxes paid and a release of working capital.

During the quarter, Gold Fields restated its dividend policy. Previously dividend payments were based on 50 per cent of earnings net of growth capital, which represented a dividend pay-out of approximately one-third of net earnings over the past six years. The new dividend policy has been simplified and provides for a dividend pay-out of between 25 and 35 per cent of normalised net earnings, irrespective of capital expenditure. Although this restatement would not have changed the quantum of the historical dividend pay-outs, it provides shareholders with a dividend in the presence of growth projects and crystallizes our position as the leading dividend payer in the industry. The restated policy reinforces Gold Fields’ strategy to focus on all-in costs and to use free cash flow to: (1) pay dividends; and (2) to use the remaining free cash flow to sustain production at existing operations and to fund the growth portfolio. An interim dividend of 160 SA cents per share has been declared, based on the restated policy.

The June quarter saw steady progress on all of our growth projects. At the Chucapaca project in Peru work continued towards completion of the feasibility study and submittal of the Environmental Impact Assessment to the Authorities by the end of 2012.
At the Far Southeast project in the Philippines, an in-fill drilling programme is underway, with nine drill rigs currently commissioned as part of a 100,000 metre drill programme. In parallel, work around securing the Foreign Technical Assistance
Agreement (FTAA), which allows foreigners to own up to 100 per cent of local companies, continues. At the Arctic Platinum project (APP) in Finland, work continued on the pre-feasibility study and the definition of a maiden resource for the Suhanko
North project, after drilling was completed in the March quarter.

The gold production outlook for the year will be impacted by the fire at the Ya-Rona shaft at KDC, safety stoppages at Beatrix and the temporary suspension of the heap leach facilities at Tarkwa as well as industrial relations risks at South Deep following the issue of the Section 189 (3) notice. As a result, attributable gold production is unlikely to exceed 3.4 million gold equivalent ounces.”
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range – Quarter
ZAR97.00 – ZAR117.45
– at end June 2012
728,642,265
Average Volume – Quarter
2,452,051 shares/day
– average for the quarter
728,425,816
NYSE – (GFI)
Free Float
100 per cent
Range – Quarter
US$11.75 – US$14.04
ADR Ratio
1:1
Average Volume – Quarter
4,005,821 shares/day
Bloomberg/Reuters
GFISJ/GFLJ.J

Gold Fields Results
| 2
South African Rand
Key statistics
United States Dollars
Six months to
Quarter
Quarter
Six months to
June
2011
June
2012
June
2011
March
2012
June
2012
June
2012
March
2012
June
2011
June
2012
June
2011
52,927
52,535
27,118
25,718
26,817
kg
Gold produced*
oz (000)
862
827
872
1,689
1,702
173,243
219,010
177,934
217,434
220,546
R/kg
Total cash cost
$/oz
851
870
816
860
783
251,078
329,628
256,692
319,835
339,046
R/kg
Notional cash expenditure
$/oz
1,308
1,280
1,178
1,295
1,135
29,645
29,187
15,187
14,848
14,339
000
Tonnes milled/treated
000
14,339
14,848
15,187
29,187
29,645
319,031
417,007
326,206
419,433
414,642
R/kg
Revenue
$/oz
1,600
1,679
1,496
1,638
1,442
344
409
346
394
423
R/tonne
Operating costs
$/tonne
52
51
51
52
50
8,548
10,824
4,457
5,433
5,391
Rm
Operating profit
$m
667
699
656
1,367
1,242
46
48
47
48
47
%
Operating margin
%
47
48
47
48
46
21
21
21
24
18
%
NCE margin
%
18
24
21
21
21
2,367
3,688
1,267
2,082
1,606
Rm
Net earnings
$m
198
268
186
466
344
328
508
175
288
220
SA c.p.s.
US c.p.s.
27
37
26
64
48
2,372
3,778
1,270
2,098
1,680
Rm
Headline earnings
$m
207
270
187
477
345
329
520
176
290
230
SA c.p.s.
US c.p.s.
29
37
26
66
48
2,478
3,990
1,326
2,171
1,819
Rm
Normalised earnings - net
earnings excluding gains
and losses on foreign
exchange, financial
instruments, non-
recurring items and share
of results of associates
after royalties and
taxation
$m
224
279
195
504
360
344
550
184
300
250
SA c.p.s.
US c.p.s.
30
39
27
69
50
* All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (98.5 per cent).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 5 per cent.
Certain forward looking statements
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities;
decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions;
availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and
new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-
economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
Safety

The Group’s fatal injury frequency rate regressed from 0.11 in the March quarter to 0.15 in the June quarter. The South
African region had six fatalities in the June quarter, all at KDC.
One fatality was tramming related and five employees died
when an underground fire broke out at Ya Rona shaft at KDC
West.

Tarkwa and Cerro Corona continued to report zero lost time
injuries. The lost day injury frequency rate for the Group
improved from 5.21 to 4.51 while the days lost frequency rate regressed from 220 to 234.

On 18 July, subsequent to quarter end Tarkwa achieved a
year free of any lost time injuries.
Definitions

Lost Day Injury (LDI) takes into account any injury occurring in the workplace where a person is unable to attend a full shift due to his or her injury at any time following the injury.

Days Lost takes into account the number of days lost due to
injuries recorded.
Financial Review
Quarter ended 30 June 2012 compared with quarter
ended 31 March 2012

Revenue

Attributable gold production increased by 4 per cent from
827,000 ounces in the March quarter to 862,000 ounces in
the June quarter.

At the South African operations, production increased by 13
per cent from 387,000 ounces to 437,000 ounces. This
increase in production was mainly due to higher underground
mining volumes and improved grades at KDC and South
Deep.

Attributable gold production at the West African operations
decreased by 7 per cent from 207,000 ounces to 193,000
ounces, largely due to lower volumes mined and processed at
both Tarkwa and Damang. Attributable equivalent gold
production at Cerro Corona in Peru, increased by 11 per cent from 76,000 ounces to 84,000 ounces, largely due to record
throughput in June month, improved recoveries and higher

Gold Fields Results
| 3
copper grades. At the Australian operations, gold production decreased by 6 per cent from 157,000 ounces to 148,000
ounces due to lower scheduled underground tonnes and
grades mined and processed.

At the South Africa region, gold production at KDC increased by 12 per cent from 249,700 ounces (7,765 kilograms) in the
March quarter to 279,600 ounces (8,698 kilograms) in the
June quarter. Gold production at KDC for the 6 months to
June 2012 was similar to the 6 months to June 2011. At
Beatrix, gold production increased by 1 per cent from 79,200 ounces (2,462 kilograms) to 79,600 ounces (2,477 kilograms).
At South Deep, gold production increased by 33 per cent from
58,600 ounces (1,824 kilograms) to 77,800 ounces (2,420
kilograms).

At the West Africa region, managed gold production at
Tarkwa decreased by 5 per cent from 185,300 ounces to
176,300 ounces due to a decrease in CIL throughput and
lower head grades delivered to the mill and heap leach
facility. At Damang, gold production decreased by 14 per
cent from 44,300 ounces to 38,200 ounces as a result of
lower grades and less tonnes processed.

At the South America region, equivalent gold production at
Cerro Corona increased by 11 per cent from 76,500
equivalent ounces in the March quarter to 84,900 equivalent
ounces in the June quarter.

At the Australasia region, St Ives’ gold production decreased by 8 per cent from 120,300 ounces to 111,200 ounces. At
Agnew, gold production was similar at 37,200 ounces.

The average quarterly US dollar gold price achieved for the
quarter decreased by 5 per cent from US$1,679 per ounce in
the March quarter to US$1,600 per ounce in the June quarter.
The average rand gold price achieved decreased by 1 per
cent from R419,433 per kilogram to R414,642 per kilogram,
while the average Australian dollar gold price increased
marginally from A$1,595 per ounce to A$1,600 per ounce.
The average Rand/US dollar exchange rate weakened by 4
per cent from R7.77 in the March quarter to R8.06 in the June quarter. The average Rand/Australian dollar exchange rate
strengthened from R8.19 in the March quarter to R8.16 in the
June quarter. The average Australian/US dollar exchange rate weakened by 4 per cent from A$1.00 = US$1.05 in the March
quarter to A$1.00 = US$1.01 in the June quarter.

As a result of the above mentioned factors, revenue increased from R11,206 million in the March quarter to R11,364 million in the June quarter, but decreased in dollar terms from
US$1,442 million to US$1,408 million.
Operating costs

Net operating costs increased by 3 per cent from R5,774
million (US$743 million) in the March quarter to R5,973 million
(US$740 million) in the June quarter. Total cash cost
increased by 1 per cent from R217,434 per kilogram to
R220,546 per kilogram. The increase in the total cash cost
was due to the increase in operating costs. In US dollar terms total cash cost decreased by 2 per cent from US$870 per
ounce to US$851 per ounce due to the weakening of the rand
against the US dollar. Refer to the total cash cost
reconciliation on page 27 for more detail.

At the South Africa region, net operating costs increased by 6 per cent from R3,168 million (US$408 million) to R3,346
million (US$415 million). This increase was due to the 16.7
per cent annual electricity price increase (effective 1 April)
together with one month of significantly higher winter tariffs
(approximately 60 per cent to 65 per cent higher than summer tariffs in the months of June, July and August) as well as an increase in stores costs in line with the increase in production volumes. Total cash cost decreased by 6 per cent from
R264,069 per kilogram (US$1,057 per ounce) to R248,503
per kilogram (US$959 per ounce) due to the increase in
production, partly offset by the increase in costs.

At the West Africa region, net operating costs increased by 7 per cent from US$142 million (R1,104 million) to US$152
million (R1,224 million). This increase was mainly at Tarkwa due to gold-in-process valuation movements at the North and
South heap leach facilities and a much lower build-up of
stockpiles. Total cash cost at the West African operations
increased by 12 per cent from US$642 per ounce in the
March quarter to US$722 per ounce in the June quarter due
to the decrease in production and the increase in costs.

At Cerro Corona in South America, net operating costs
decreased by 20 per cent from US$44 million (R341 million)
to US$35 million (R282 million). This decrease was mainly
due to a decrease in statutory workers participation as a result of lower taxable income and an increase in concentrate stock on hand. Total cash cost decreased by 10 per cent from
US$534 per ounce in the March quarter to US$482 per ounce
in the June quarter due to the increase in gold equivalent
ounces sold and the decrease in net operating costs.

At the Australasia region, net operating costs decreased by 4 per cent from A$142 million (R1,160 million) to A$137 million
(R1,122 million). This was in line with the lower production.
Total cash cost for the region increased from A$877 per
ounce (US$925 per ounce) to A$910 per ounce (US$922 per
ounce) due to the decrease in production, partly offset by the lower costs.
Operating margin

The net effect of the increase in revenue and the increase in net operating costs was a 1 per cent decrease in operating
profit from R5,433 million (US$699 million) in the March
quarter to R5,391 million (US$667 million) in the June quarter.

The Group operating margin decreased from 48 per cent in
the March quarter to 47 per cent in the June quarter. The
operating margin at the South African operations increased
from 37 per cent to 42 per cent. At the West African
operations the operating margin decreased from 63 per cent
to 56 per cent. At Cerro Corona in South America, the
operating margin was similar at 69 per cent and at the
Australian operations the operating margin decreased from 44 per cent to 42 per cent.
Amortisation

Amortisation increased by 4 per cent from R1,522 million
(US$196 million) in the March quarter to R1,577 million
(US$195 million) in the June quarter. This increase was in
line with the higher production at KDC and South Deep.
Other

Net interest paid increased from R45 million (US$6 million) in the March quarter to R65 million (US$8 million) in the June
quarter. In the June quarter interest paid of R154 million
(US$19 million) was partly offset by interest received of R60 million (US$7 million) and interest capitalised of R29 million
(US$4 million). This compared with the March quarter interest paid of R150 million (US$19 million), which was partly offset by interest received of R77 million (US$10 million) and
interest capitalised of R28 million (US$3 million).

The share of results of associates after taxation resulted in a loss of R98 million (US$12 million) in the June quarter. This compared with a profit of R18 million (US$2 million) in the
March quarter in Rand Refinery. The R98 million (US$12
million) in the June quarter comprised a profit of R17 million

Gold Fields Results
| 4
(US$2 million) on the Group’s interest in Rand Refinery and a loss of R115 million (US$14 million) which relates to the
ongoing study and evaluation costs at FSE following the
acquisition of the 40 per cent interest there-in on 22 March
2012.

The gain on foreign exchange of R8 million (US$1 million) in the June quarter compared with a loss of R66 million (US$9
million) in the March quarter. These gains and losses related to the conversion of offshore cash holdings into their
functional currencies as well as exchange gains and losses
on inter-company loans.

The loss on financial instruments increased from R1 million
(US$nil) in the March quarter to R8 million (US$1 million) in the June quarter and related to mark to market adjustments
on warrants and options.

Share-based payments increased from R144 million (US$19
million) in the March quarter to R194 million (US$24 million) in the June quarter. This increase was due to the net effect of new allocation charges for share-based compensation
granted.

Other costs increased from R1 million (US$nil) in the March
quarter to R40 million (US$5 million) in the June quarter,
mainly due to facility fees on the new US$500 million loan
concluded during the quarter.
Exploration

Exploration expenditure decreased from R292 million (US$38
million) in the March quarter to R190 million (US$23 million) in the June quarter due to the reallocation of growth and project team costs of R101 million (US$13 million) to feasibility and evaluation costs - see below. Refer to the Growth section on page 13 for more detail on exploration activities.
Feasibility and evaluation costs

Feasibility and evaluation costs increased from R76 million
(US$10 million) in the March quarter to R120 million (US$15
million) in the June quarter. This increase was mainly due to the reallocation of the growth and project team costs of R101 million (US$13 million) from exploration made up of R57
million (US$7 million) incurred in the June quarter and R44
million (US$6 million) incurred in the March quarter. This
increase was partly offset by the reallocation of expenditure at the Far Southeast (FSE) project in the Philippines, which is now reported under share of results of associates, compared
with R76 million (US$10 million) in the March quarter. Refer to the Growth section on page 13 for more detail.
Non-recurring items

Non-recurring costs increased from R79 million (US$10
million) in the March quarter to R135 million (US$17 million) in the June quarter. Non-recurring costs in the June quarter
included the impairment of 7.8 million shares in Northam
Platinum Limited amounting to R73 million (US$9 million) and various junior exploration companies amounting to R1 million
(US$ nil) together with restructuring costs of R62 million
(US$8 million), made up of voluntary separation packages
and business process re-engineering costs at all the
operations. Non-recurring costs in the March quarter included the impairment of various junior exploration companies which amounted to R17 million (US$2 million) and restructuring
costs of R63 million (US$8 million).
Royalties

Government royalties increased from R318 million (US$41
million) in the March quarter to R333 million (US$41 million) in the June quarter. The higher royalty in the June quarter was mainly at the South African operations due to the higher
revenue on which royalties are calculated.
Taxation

Taxation increased from R792 million (US$102 million) in the
March quarter to R960 million (US$119 million) in the June
quarter. Normal taxation decreased from R885 million
(US$114 million) to R845 million (US$105 million). The
deferred taxation charge of R115 million (US$15 million) in
the June quarter compared with a credit of R93 million
(US$12 million) in the March quarter. The movement in
deferred tax was mainly due to the once off net credit of R255 million (US$33 million) in the March quarter as a result of tax rate changes at the South African and Ghanaian operations,
with legislated decreases in South Africa and increases in
Ghana.
Earnings

Net earnings attributable to owners of the parent amounted to
R1,606 million (US$198 million) or 220 SA cents per share
(US$0.27 per share) in the June quarter compared with
R2,082 million (US$268 million) or 288 SA cents per share
(US$0.37 per share) in the March quarter.

Headline earnings i.e. earnings excluding the after tax effect of asset sales, impairments and the sale of investments,
amounted to R1,680 million (US$207 million) or 230 SA cents
per share (US$0.29 per share) in the June quarter compared
with R2,098 million (US$270 million) or 290 SA cents per
share (US$0.37 per share) in the March quarter.

Normalised earnings - net earnings excluding non-recurring
items as well as gains and losses on foreign exchange,
financial instruments and share of results of associates after royalties and taxation, amounted to R1,819 million (US$224
million) or 250 SA cents per share (US$0.30 per share) in the
June quarter compared with R2,171 million (US$279 million)
or 300 SA cents per share (US$0.39 per share) in the March
quarter.
Cash flow

Cash inflow from operating activities increased from R2,742
million (US$360 million) in the March quarter to R4,195 million
(US$514 million) in the June quarter. The higher cash inflow in the June quarter was mainly due to lower royalties and
taxation paid and a release of working capital.

Dividends of R2 million (US$nil) were paid to non-controlling interest holders at La Cima (Cerro Corona) in the June
quarter compared with dividends paid of R1,702 million
(US$225 million) in the March quarter, which included R1,677 million (US$222 million) paid to owners of the parent and R24 million (US$3 million) paid to non-controlling interest holders at Tarkwa.

Cash outflow from investing activities decreased from R3,489 million (US$452 million) in the March quarter to R3,362 million
(US$418 million) in the June quarter. The decrease is
explained below.

Capital expenditure increased from R2,650 million (US$341
million) in the March quarter to R3,330 million (US$414
million) in the June quarter, mainly due to the increased
spend on capital after the slow start-up at the beginning of the financial year.

At the South Africa region, capital expenditure increased from
R1,317 million in the March quarter to R1,463 million in the
June quarter mainly due to an increase in infrastructure
expenditure at KDC and Beatrix. This was partially offset by a
R12 million decrease in capital expenditure at South Deep,

Gold Fields Results
| 5
from R655 million to R643 million. The majority of the
expenditure at South Deep was on development and
equipping of the mine to achieve its build-up plan.
Expenditure on ore reserve development (ORD), which is
included in capital expenditure, increased from R426 million to
R484 million at KDC and from R99 million to R115 million at
Beatrix.

At the West Africa region, capital expenditure increased from
US$75 million in the March quarter to US$89 million in the
June quarter mainly due to the acquisition of additional mining fleet at Tarkwa and Damang.

In South America, at Cerro Corona, capital expenditure
increased from US$17 million in the March quarter to US$21
million in the June quarter. The majority of this expenditure was incurred on the tailings management facility.

At the Australasia region, capital expenditure increased from
A$60 million in the March quarter to A$95 million in the June quarter. At St Ives, capital expenditure increased from A$49 million to A$74 million, due to increased expenditure on mine development at Cave Rocks (a life extension project on an
existing underground mine) and a new tailings facility. The
expenditure at Cave Rocks should extend its life by at least another two years at robust returns. At Agnew, capital
expenditure increased from A$11 million to A$21 million due
to additional underground development, extensional
exploration at Waroonga underground complex and
acquisition of additional mining equipment.

Other investing activities in the March quarter included the third payment amounting to R834 million (US$110 million) for the FSE project in terms of the option agreement which
resulted in the acquisition of a 40 per cent interest in FSE for
Gold Fields.

Purchase of investments increased from R1 million (US$nil) in the March quarter to R6 million (US$1 million) in the June
quarter and related to the conversion of warrants to shares in
Atacama Pacific Gold Corporation. Proceeds on the disposal
of investments were similar to the March quarter at R4 million
(US$1 million) and related to the repayment of the loan
advanced to GBF Underground Mining Company at St Ives.

Environmental and post-retirement health care payments
increased from R10 million (US$1 million) in the March
quarter to R32 million (US$4 million) in the June quarter. This increase was mainly due to a contribution to the
environmental rehabilitation fund for a rehabilitation guarantee at the South African operations.

Net cash inflow from financing activities decreased from
R1,744 million (US$230 million) in the March quarter to R371 million (US$46 million) in the June quarter. The net inflow
from loans received and loans repaid decreased from R1,697
million (US$224 million) in the March quarter to R327 million
(US$41 million) in the June quarter. Loans received from
non-controlling interest holders decreased from R46 million
(US$6 million) in the March quarter to R34 million (US$4
million) in the June quarter. These loans relate to funds
received from Buenaventura for their participation in the
Chucapaca project.

The net cash inflow of R1,201 million (US$142 million) in the
June quarter compared with a net cash outflow of R704
million (US$86 million) in the March quarter. After accounting for a positive translation adjustment of R315 million (negative
US$27 million) on offshore cash balances, the cash inflow for the June quarter was R1,517 million (US$115 million). The
cash balance increased from R5,152 million (US$680 million)
at the end of March to R6,669 million (US$795 million) at the end of June.
Notional cash expenditure (NCE)
Notional cash expenditure is defined as operating costs
(including general and administration expenses) plus capital expenditure, which includes near-mine exploration and growth capital. NCE is reported on a per kilogram and per ounce
basis – refer to the detailed table on page 28 of this report.

Revenue less NCE reflects the free cash flow available to pay taxation, interest, greenfields exploration, feasibility and evaluation costs and dividends.

The NCE margin is defined as the difference between
revenue per ounce and NCE per ounce expressed as a
percentage.

The Group NCE, which includes capitalised project costs
increased from R319,835 per kilogram (US$1,280 per ounce)
in the March quarter to R339,046 per kilogram (US$1,308 per
ounce) in the June quarter. This increase was as a result of the higher operating costs and higher capital expenditure
partly offset by the higher production. The NCE margin for
the Group decreased from 24 per cent in the March quarter to
18 per cent in the June quarter as a result of the higher NCE and the lower price achieved.

NCE per ounce from existing operations increased from
R316,582 per kilogram (US$1,267 per ounce) in the March
quarter to R333,854 per kilogram (US$1,288 per ounce) in the
June quarter due to the higher operating costs and higher
capital expenditure, partly offset by the higher production. The
NCE margin from existing operations decreased from 25 per
cent in the March quarter to 19 per cent in the June quarter due to the higher NCE and lower price achieved.

Capital projects NCE per ounce increased from R3,253 per
kilogram (US$13 per ounce) in the March quarter to R5,192
per kilogram (US$20 per ounce) in the June quarter due to
increased expenditure at Chucapaca and the Damang Super-
pit. Actual expenditure for the June quarter at Chucapaca,
the Damang Super-pit and APP amounted to R67 million
(US$8 million), R35 million (US$4 million) and R22 million
(US$3 million) respectively. The NCE margin for the Group
including project expenditure decreased from 24 per cent to
18 per cent as a result of the above factors.

At the South Africa region, NCE per kilogram decreased from
R372,218 per kilogram (US$1,490 per ounce) to R353,733
per kilogram (US$1,365 per ounce) due to the increase in
production, partly offset by higher operating costs and higher capital expenditure. The NCE margin increased from 11 per
cent in the March quarter to 16 per cent in the June quarter due to the higher rand gold price and the lower NCE. NCE
excluding the funding of South Deep was similar to the March quarter at R319,257 per kilogram and decreased from
US$1,277 per ounce to US$1,232 per ounce due to the
weaker rand. The NCE margin excluding South Deep was
similar to the March quarter at 24 per cent.

At the West Africa region, NCE per ounce increased from
US$1,027 per ounce in the March quarter to US$1,169 per
ounce in the June quarter due to the higher capital
expenditure and lower production. The NCE margin
decreased from 39 per cent in the March quarter to 28 per
cent in the June quarter as a result of the higher NCE.

At the South America region, NCE per ounce decreased from
US$745 per ounce in the March quarter to US$708 per ounce
in the June quarter due to the increase in gold equivalent
production partly offset by the increase in capital expenditure.
The NCE margin at Cerro Corona decreased from 56 per cent
in the March quarter to 48 per cent in the June quarter due to the lower price achieved.

Gold Fields Results
| 6
At the Australasia region, NCE per ounce increased from
A$1,256 per ounce (US$1,324 per ounce) in the March
quarter to A$1,548 per ounce (US$1,567 per ounce) in the
June quarter due to an increase in capital expenditure and the lower production at St Ives. The NCE margin decreased from
21 per cent in the March quarter to 3 per cent in the June
quarter due to the higher NCE.
Balance sheet

Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) increased from R11,008 million
(US$1,452 million) at the end of March to R11,457 million
(US$1,366 million) at the end of June.
Operational review
Cost and revenue optimisation initiatives through
Business Process Re-engineering (BPR)

The BPR process which commenced during the second half
of 2010 is ongoing. All operational production processes and associated cost structures from the stope to the mill are
continuously being reviewed. New business blueprints and
appropriate organisational structures were implemented to
support sustainable gold output at an NCE margin of 20 per
cent in the short to medium term and 25 per cent in the long-
term from our existing operations as a basis of continuing our strategy of paying industry leading dividend levels and
reinvesting the balance into sustaining and growing the
company.
South Africa region

BPR in South Africa continues with various initiatives planned to deliver savings of approximately R500 million over the next two years. Negligible benefits were generated in the June
quarter. Year to date, BPR benefits in South Africa amounted to R29 million.

Initiatives for improving quality mining and delivering full stoping potential are ongoing and include safety initiatives to improve compliance and behaviour, together with focus on
face length optimisation and labour planning to provide the
correct skills mix. It also includes a focus on quality blasts to improve blasting frequency i.e. full panel blasting, full face advance and a product size which is optimal in achieving a
good milling result. Initiatives also include leadership training to ensure people skills are developed and optimised, and a
drive for compliance to procedures and processes.

At KDC specifically, the Shaft Full Potential (SFP) programme has achieved good results with higher gold production in the
June quarter. Crew productivity was stable, despite additional in-stope roof bolting to improve safety. However, with the
aforementioned SFP interventions in place to address labour, face advance, and material availability, further improvements in crew productivity are targeted for the September quarter
and beyond. Face length availability has increased by
approximately 1.4 kilometres since the beginning of the year, providing opportunities to add more crews and increase
volumes produced.

The mechanisation of development ends at the long life shafts of KDC and Beatrix (South Deep is already mechanised) is
aimed at improving safety and productivity, reducing
development costs and increasing ore reserve flexibility
through higher monthly development advance rates. Ninety
one per cent of flat-end development metres advanced at
long-life shafts was achieved by mechanised means, a 2 per
cent increase compared with the March quarter. This project
is thus largely completed. The drill rigs operating on the long-
life shafts at Beatrix and KDC achieved an average rate of 39 metres per rig per month in the June quarter, which was
similar to that achieved in the March quarter, against a target of 38 metres per rig.

Progress against the Mine Health and Safety Council (MHSC)
milestone, that no machine or piece of equipment, such as
pneumatic development rock drills, pneumatic stope rock
drills, hydropower rock drills and drill rigs, fans and winches, may generate a sound pressure level in excess of 110dB (A)
after December 2013, is ongoing. The number of
measurements expressed as a percentage of noise
measurements of machinery and equipment emitting noise in
excess of 110dB (A) reduced to nil readings for the June
quarter from 0.6 per cent in the March quarter. Silencing of equipment is ongoing with continued focus on replacing
blocked and/or damaged silencers on machines. A further
measure to identify sound pressures above 85dB (A) has
been introduced and currently the percentage of employees
exposed above this level is 64.8 per cent. This measurement
is without ear protection. Studies indicate that with the proper use of currently available ear protection devices no employee will be subject to a sound pressure level in excess of 85dB
(A). A project to measure exposure whilst using hearing
protective devices, to provide further verification is set to start in the September quarter.

The Group continues to pursue best practice in the area of
dust control in accordance with the MHSC. In order to
improve upon dust exposure targets, the Group is targeting
the following core initiatives:
·     Building health rooms at the training centres to coach
       employees on potential exposures and wearing of
       respiratory personal protective equipment;
·     Using foggers, a water mist spray system, to trap dust
       particles liberated in haulages and tipping points to
       prevent dust from entering the main air stream;
·     Installing dual stage tip filter units, where the filters are equipped with an additional layer of filtration material to improve the efficiency of old technology filter bags in
       order to increase dust filtration;
·     Managing the opening and closing of ore transfer chutes
       between levels so that they remain closed when not in
       use to reduce airborne dust entering the work place;
·     Treating footwalls with binding chemicals sprayed from a
       specially designed car pulled by a loco to prevent dust
       from being liberated into intake air ways; and
·     Analysing individual filters to assist in determining
      exposure levels.
West Africa region
Tarkwa

BPR initiatives are ongoing. The major BPR projects for 2012 include:
·     Commissioning and integration of the secondary crusher
at the CIL plant. This is expected to achieve a 5 per cent
improvement in the milling rate from 950,000 tonnes to 1
million tonnes per month. The secondary crusher was
commissioned in the March quarter. The planned ramp-
up of the secondary crusher to 75 per cent of nameplate
capacity for the June quarter was achieved and it is
expected that the crusher will operate at full production
from the December quarter;
·     Waste strip acceleration. This is planned to be achieved
through the implementation of a larger sized load and
haul fleet. The improved flexibility is also designed to
ensure a continuous ore supply to the plant.
Commissioning of the larger sized load and haul fleet is
scheduled for the December quarter. This could
increase the annual mining volume by as much as 10
per cent; and

Gold Fields Results
| 7
·     The construction and commissioning of an in-pit satellite
fuel depot. The benefits that will accrue include shorter
haul distances for re-fueling, fuel consumption cost
savings and improved productivity. Construction was
completed in the June quarter and full implementation is
scheduled for the September quarter. This initiative is
expected to deliver approximately US$30 million in cost
savings over the life of mine. Commissioning and full
implementation of the in-pit satellite fuel depot is
scheduled for the September quarter.
Damang

BPR initiatives are ongoing. The major BPR projects for 2012 include:
·     Continued savings from owner mining and maintenance
initiatives implemented in early 2011;
·     The implementation of an additional shift which is
providing flexibility to accelerate waste stripping and
increase mining volumes to ensure a continuous ore
supply to the plant. The new shift has also improved
utilisation of mining equipment. Implementation was
completed in the March quarter with full productivity
benefits achieved in the June quarter; and
·     The plant circuit is being optimised to achieve the
maximum recovery rate under current blend conditions.
This is by way of the introduction of a pre-leach
thickener to control the circuit water balance and an
intensive leach reactor to maximise gravity gold
recovery. An additional CIL leach tank is being added to
the circuit to improve the residence time and circuit
reliability. These projects are scheduled to be
completed in the December quarter.
The introduction of owner mining has resulted in a decrease
in mining costs from US$4.35 per tonne, which was the
contractor cost per tonne prior to conversion to owner mining
(2010), to US$3.43 per tonne. Added to this, the additional
shift has resulted in an increase in tonnes mined from
approximately 6 million tonnes per quarter to 8 million tonnes per quarter, reducing costs further from US$3.43 per tonne to
US$2.92 per tonne mined (current quarter). As a result, based on year to date volumes, benefits of US$27 million have been achieved against contract mining of which US$10 million
accrued in the June quarter.
Australasia region

St Ives

St Ives continues to focus on business improvement. The
transition to owner mining continued at the open pits. For the remainder of the year, a combination of contract and owner
mining will be undertaken at the open pits until the full fleet is delivered. This project is expected to reduce open pit
operating costs significantly and has the potential to increase open pit reserves by reducing cut-off grades.

A key underground project to improve drill rig productivity and to decrease stope dilution through greater drilling accuracy is underway. The total value of this project is estimated at A$7 million per year, realised through both cost savings and
revenue generation.

The business improvement team is facilitating the
implementation of a new and improved fleet management
system. This aims to ultimately increase productivity and
efficiency at the surface and underground operations through the optimisation of mine control with real time information
about location, equipment and people, thereby improving the
mobile fleet efficiency as well as equipment availability and utilisation. In addition, a mine management and reporting
solution to integrate production information is scheduled to go live at the end of August 2012. The key benefits include an
improved reconciliation process, quality of data captured and integration of operating systems.
Agnew

At Agnew, business improvement projects with planned
benefits of A$8 million were identified for 2012.

A paste fill optimisation project was initiated and completed during the quarter. This was due to a number of incidents
whereby paste was not able to be delivered correctly to the
underground stopes, either as a function of incorrect paste
mixing, paste delivery due to pipeline blockages, lines not
extended sufficiently to meet paste delivery schedules or
stopes not being completed and ready to receive paste on
time. The paste fill optimisation programme utilised internal resources and external specialists to advise on necessary
improvements which included optimisation of mix ratios,
delivery systems and scheduling. Operational responsibilities have been reviewed and responsibility under the new paste
regime has been insourced.
South Africa region
KDC
June
2012
March
2012
Gold produced - 000’oz
279.6
249.7
- kg
8,698
7,765
Yield  - underground
- g/t
7.2
6.5
- combined - g/t
3.6
3.1
Total cash cost - R/kg
242,596
255,480
- US$/oz
936
1,023
Notional cash expenditure           - R/kg
311,163
322,421
- US$/oz
1,201
1,291
NCE margin - %
26
23

Gold production increased by 12 per cent from 249,700
ounces (7,765 kilograms) in the March quarter to 279,600
ounces (8,698 kilograms) in the June quarter. This increase
was as a result of higher underground volumes achieved at
higher yields.

Underground tonnes milled increased from 0.99 million tonnes in the March quarter to 1.08 million tonnes in the June quarter due to increased focus on the removal of accumulations and
backlog tonnes. The underground yield increased from 6.5
grams per tonne to 7.2 grams per tonne mainly due to an
increase in average mining values and an improvement in the
mine call factor. Surface tonnes milled decreased from 1.53
million tonnes to 1.32 million tonnes and the surface yield
regressed from 0.8 grams per tonne to 0.7 grams per tonne.
Main development increased by 9 per cent from 10,651
metres to 11,600 metres and on-reef development increased
by 2 per cent from 1,890 metres to 1,926 metres. The
average development value increased from 1,867 centimetre
grams per tonne to 2,013 centimetre grams per tonne.

Operating costs increased from R1,971 million (US$254
million) to R2,074 million (US$257 million). This increase was mainly due to the annual electricity tariff increase, one month of winter electricity tariffs as well as higher stores costs in line with the increase in production. Total cash cost for the
quarter decreased from R255,480 per kilogram (US$1,023
per ounce) in the March quarter to R242,596 per kilogram
(US$936 per ounce) in the June quarter. This decrease was
mainly due to the increase in production, partly offset by the increase in costs.

Gold Fields Results
| 8
Operating profit increased from R1,278 million (US$165
million) in the March quarter to R1,590 million (US$198
million) in the June quarter due to the increase in production.
Capital expenditure increased from R533 million (US$69
million) to R633 million (US$79 million) mainly due to
expenditure on housing projects, self-rescue pack
replacements and additional ore reserve development.

Notional cash expenditure reduced from R322,421 per
kilogram (US$1,291 per ounce) in the March quarter to
R311,163 per kilogram (US$1,201 per ounce) in the June
quarter as a result of the higher production, partly offset by the increase in operating costs and capital expenditure. The
NCE margin increased from 23 per cent to 26 per cent due to
the lower NCE.

A fire broke out on 30 June 2012 at KDC West Ya Rona
(formerly Driefontein 4 shaft), tragically resulting in the death of five employees due to inhalation of toxic gas. Production in the June quarter was not affected. Operations across KDC
were temporarily suspended until the integrity of the systems to safeguard our employees was confirmed. Production
resumed at KDC East after 3 days, and at the portions of KDC
West unaffected by the fire after 5 days once the instruction issued under Section 54 of the Mine Health and Safety Act
was uplifted.

All operations at Ya Rona have been suspended to date, and
a limited number of panels were affected at other KDC West
shafts due to noxious gases or seismicity. The fire has since been extinguished with no evident damage to existing working areas. The balance of the September quarter will be focused
on flushing out noxious gases and ensuring a safe and
healthy environment to recommence operation in the
December 2012 quarter. On this basis, the loss of production as a consequence of the fire is expected to be approximately
1,600 kilograms (50,000 ounces).
Beatrix
June
2012
March
2012
Gold produced - 000’oz
79.6
79.2
- kg
2,477
2,462
Yield - underground
- g/t
4.4
4.4
- combined
- g/t
2.8
2.5
Total cash cost - R/kg
273,436
260,114
- US$/oz
1,055
1,041
Notional cash expenditure            - R/kg
347,679
308,570
- US$/oz
1,342
1,235
NCE margin - %
18
26

Gold production increased marginally from 79,200 ounces
(2,462 kilograms) in the March quarter to 79,600 ounces
(2,477 kilograms) in the June quarter and was in line with the increase in underground tonnes milled, from 539,000 tonnes
in the March quarter to 543,000 tonnes in the June quarter.
The increase in tonnes was due to a marginal increase in
stoping volumes which was lower than anticipated due to
flexibility constraints. This was as a result of an abnormal amount of crew moves from low grade areas to maintain the
mining grade at 4.4 grams per tonne.

Surface tonnes milled decreased from 449,000 tonnes in the
March quarter to 351,000 tonnes in the June quarter. In the
March quarter, during the Christmas break, 1 plant processed
82,000 tonnes of low grade ore compared with no surface
material milled during the June quarter as a strategy to
segregate high grade and low grade ore. Surface yield
increased from 0.2 grams per tonne in the March quarter to
0.3 grams per tonne in the June quarter.
Main development increased by 19 per cent from 5,151
metres in the March quarter to 6,117 metres in the June
quarter and on-reef development increased by 22 per cent
from 1,321 metres to 1,606 metres. The weighted average
main development value decreased from 1,320 centimetre
grams per tonne in the March quarter to 1,076 centimetre
grams per tonne in the June quarter, mainly due to the grade variability of the areas being developed as anticipated.

Operating costs increased from R630 million (US$81 million)
in the March quarter to R673 million (US$84 million) in the
June quarter. This was mainly due to increased stoping and
development volumes, increased maintenance costs and the
annual electricity tariff increase as well as one month of winter electricity tariffs. Total cash cost increased from R260,114 per kilogram (US$1,041 per ounce) to R273,436 per kilogram
(US$1,055 per ounce) due to the higher operating costs.

Operating profit decreased from R402 million (US$52 million)
in the March quarter to R374 million (US$46 million) in the
June quarter due to the higher operating costs.

Capital expenditure increased from R130 million (US$17
million) to R188 million (US$23 million) due to the slow start-
up of spend on capital at the beginning of the financial year.
The majority of the capital expenditure was on infrastructure upgrades and ore reserve development.

Notional cash expenditure increased from R308,570 per
kilogram (US$1,235 per ounce) in the March quarter to
R347,679 per kilogram (US$1,342 per ounce) in the June
quarter due to the higher operating costs and the increase in capital expenditure. The NCE margin decreased from 26 per
cent to 18 per cent due to the higher NCE.
South Deep project
June
2012
March
2012
Gold produced - 000’oz
77.8
58.6
- kg
2,420
1,824
Yield - underground - g/t
5.8
5.3
- combined
- g/t
4.5
4.2
Total cash cost - R/kg
244,215
305,976
- US$/oz
942
1,225
Notional cash expenditure             - R/kg
512,934
670,121
- US$/oz
1,979
2,683
NCE margin - %
(21)
(60)

Gold production increased by 33 per cent from 58,600 ounces
(1,824 kilograms) in the March quarter to 77,800 ounces
(2,420 kilograms) in the June quarter.

Total tonnes milled, which as planned, included 119,000
tonnes of off-reef development, increased from 439,000
tonnes in the March quarter to 539,000 tonnes in the June
quarter. Underground reef yield increased from 5.3 grams per tonne to 5.8 grams per tonne, mainly due to an increase in
production from higher grade areas.

Development increased from 2,440 metres in the March
quarter to 2,952 metres in the June quarter. The new mine
capital development in phase 1, sub 95 level, increased from
688 metres to 887 metres. Development in the current mine
areas above 95 level increased from 1,516 metres to 2,008
metres. Vertical development decreased from 236 metres to
57 metres due to a change in mine design to facilitate the
build-up to full production. Part of the fleet is being deployed to the installation of additional secondary support in the
haulages in order to provide long-term sustainability of the operations. De-stress mining increased by 52 per cent from
7,811 square metres in the March quarter to 11,851 square
metres in the June quarter. The de-stress attack-points in the

Gold Fields Results
| 9
future mine area have increased from eight in the March
quarter to eleven in the June quarter. The current mine attack-
points has remained at seven.

Operating costs increased from R567 million (US$73 million)
in the March quarter to R599 million (US$74 million) in the
June quarter, mainly due to higher production levels, the
annual electricity tariff increase and one month of winter
electricity tariffs. In addition, more employees were
employed, in line with the project build-up. Total cash cost decreased from R305,976 per kilogram (US$1,225 per ounce)
to R244,215 per kilogram (US$942 per ounce) due to the
increase in gold production, partly offset by the increase in operating cost.

Operating profit increased from R197 million (US$25 million)
in the March quarter to R425 million (US$53 million) in the
June quarter as a result of the higher revenue, partly offset by the increase in operating costs.

Capital expenditure decreased from R655 million (US$84
million) in the March quarter to R643 million (US$80 million) in the June quarter. The majority of the expenditure was on
development, the ventilation shaft deepening and
infrastructure, the metallurgical plant expansion, trackless equipment and the full plant tailings backfill.

Notional cash expenditure decreased from R670,121 per
kilogram (US$2,683 per ounce) in the March quarter to
R512,934 per kilogram (US$1,979 per ounce) in the June
quarter as a result of the increase in production and the lower capital expenditure, partly offset by the increase in operating costs.

The South Deep capital infrastructure programme continues
to meet its key delivery dates to support the build-up to a run-
rate of 700,000 ounces per annum by the end of 2015. The
ventilation shaft deepening project remains on track for
commissioning in the December 2012 quarter and the
additional rock hoisting is expected to build to a nameplate capacity of 195,000 tonnes per month by the last quarter of
2013. This, together with the existing Main shaft capacity of
175,000 tonnes per month, is expected to be adequate to
sustain the full production to the mill. The gold plant
expansion from 220,000 tonnes per month to 330,000 tonnes
per month is under construction, with commissioning planned
before the end of the year.

Of concern is the fact that the issues raised during the strike at South Deep in fiscal 2010 relating to the relationship
between the unions and management and the desire of the
union for greater involvement in human resource and other
management decision-making processes at the mine remain
unresolved.

On 2 August 2012 Gold Fields issued a Section 189 (3) notice to the National Union of Mineworkers (“NUM”) and other
affected employees who are not members of a recognised
trade union at South Deep. In terms of the notice, a
consultation process with the NUM and affected unaffiliated
employees will run for a prescribed period of 60 days. At the end of the consultation process, the possible outcomes could include restructuring in line with a proposed new operating
model for South Deep – which management had been
discussing with the union for over six months – or possible
dismissals for operational requirements. Of the 2,800 affected employees around 330 – mostly members of United
Association of South Africa (UASA) – have accepted the
changes to operating conditions linked to the new operating
model.

In the event that South Deep experiences work stoppages or
delays arising from industrial action or the Section 189 (3)
process, these may have a material adverse effect on the
business, production levels and operating results.
West Africa region
Ghana

Tarkwa
June
2012
March
2012
Gold produced - 000’oz
176.3
185.3
Yield  - heap leach
- g/t
0.4
0.5
- CIL plant - g/t
1.4
1.5
- combined - g/t
0.9
1.0
Total cash cost - US$/oz
663
595
Notional cash expenditure             - US$/oz
1,033
916
NCE margin - %
36
45

Gold production decreased by 5 per cent from 185,300
ounces in the March quarter to 176,300 ounces in the June
quarter due to a decrease in CIL throughput and a lower head grade delivered to the mill.

Total tonnes mined, including capital stripping, increased from
33.2 million tonnes in the March quarter to 33.6 million tonnes in the June quarter. Ore mined decreased from 5.9 million
tonnes to 5.8 million tonnes. Mined grade decreased from
1.28 grams per tonne in the March quarter to 1.23 grams per
tonne in the June quarter largely due to scheduling. The strip ratio increased from 4.6 to 4.8 in line with the plan.

The CIL plant throughput decreased from 2.83 million tonnes
in the March quarter to 2.81 million tonnes in the June quarter due to reduced mill availability. Yield decreased from 1.51
grams per tonne to 1.45 grams per tonne in line with the
reduction in mined grade. The CIL plant produced 131,400
ounces in the June quarter compared with 137,500 ounces in
the March quarter.

Total feed to the North and South heap leach sections
decreased from 3.18 million tonnes to 3.08 million tonnes.
Yield decreased from 0.47 grams per tonne for the March
quarter to 0.45 grams per tonne in the June quarter. The High
Pressure Grinding Roller facility (HPGR) at the South heap
leach section processed 0.89 million tonnes, compared with
1.04 million tonnes in the March quarter. The North heap
leach section processed 2.19 million tonnes in the June
quarter, compared with 2.14 million tonnes in the March
quarter. The heap leach operation produced 44,900 ounces
compared with 47,800 ounces in the March quarter. The
decrease was attributable to a decrease in tonnes processed
and dissolution due to a harder ore blend.

Operating costs, including gold-in-process movements,
increased from US$106 million (R825 million) in the March
quarter to US$114 million (R917 million) in the June quarter due to lower inventory build-up. Total cash cost increased
from US$595 per ounce in the March quarter to US$663 per
ounce in the June quarter due to the lower production and
lower inventory build-up.

Operating profit decreased from US$205 million (R1,593
million) in the March quarter to US$171 million (R1,382
million) in the June quarter as a result of the lower revenue and the increased net operating cost.

Capital expenditure increased from US$47 million (R369
million) in the March quarter to US$60 million (R480 million) in the June quarter, with expenditure on pre-stripping and
additional mining fleet being the major items.

Gold Fields Results
| 10
Notional cash expenditure increased from US$916 per ounce
in the March quarter to US$1,033 per ounce in the June
quarter due to the decrease in production and increase in
capital expenditure. The NCE margin decreased from 45 per
cent to 36 per cent.

On 16 July, Tarkwa received a directive from the
Environmental Protection Agency (EPA) of Ghana to stop
discharging water from its heap leach facilities.

The new EPA directive requires that all water discharges from the mine’s heap leach facilities should be treated through a water treatment plant to reduce conductivity levels.
Conductivity is a measure of the amount of dissolved salts in discharged water and is classified internationally as a non-
toxic pollutant.

Although we believe that Tarkwa was in full compliance with
all environmental laws and regulations in Ghana, we have, in pursuit of environmental best practice and world class
environmental stewardship, and to comply with the directive, committed to installing new water treatment plants before the end of the year.

On 9 August, the EPA lifted the temporary suspension. Both
heap leach facilities at Tarkwa are now back to full production.
The loss of production for the September quarter is expected to be around 15,000 ounces.
Damang
June
2012
March
2012
Gold produced - 000’oz
38.2
44.3
Yield - g/t
1.3
1.1
Total cash cost - US$/oz
995
838
Notional cash expenditure - US$/oz
1,799
1,490
NCE margin - %
(11)
12

Gold production decreased by 14 per cent from 44,300
ounces in the March quarter to 38,200 ounces in the June
quarter due to reduced mining volumes related to continued
safety concerns in the southern interface between the Juno
and Damang pit cutback. The rate of mining and access to
the traditionally higher grade areas in the Damang pit cutback were restricted as a result of the above safety consideration.

Tonnes processed decreased from 1.22 million tonnes in the
March quarter to 0.93 million tonnes in the June quarter. In order to improve the plant reliability the milling rate was
reduced from 630 tonnes per hour to 550 tonnes per hour. In
addition the grind size of the ore in the mill was reduced from
80 per cent passing 180 micrometre to 80 per cent passing
106 micrometre. As a consequence of these changes,
recovery improved by 1.4 per cent. As the plant is ageing,
preventative maintenance was increased to provide
sustainable processing capacity, particularly given the
increase in reserves and resources and extended mine life.
We anticipate that maintenance capital expenditure of
approximately US$20 million will be spent over the next nine months on improving plant reliability and recovery by way of adding an eight leach tank and upgrading the gravity circuit.

Total tonnes mined, including capital stripping, decreased
from 9.8 million tonnes in the March quarter to 8.9 million
tonnes in the June quarter. This decrease was due to the
rainy season reducing the utilisation of the mining fleet. Ore mined decreased from 1.5 million tonnes to 1.1 million tonnes.
The strip ratio increased from 5.7 to 6.8.

Operating costs, including gold-in-process movements,
increased from US$36 million (R279 million) in the March
quarter to US$38 million (R308 million) in the June quarter, mainly due to a lower gold-in-process credit in the June
quarter compared with the March quarter. Total cash cost
increased from US$838 per ounce to US$995 per ounce
mainly as a result of lower gold produced.

Operating profit decreased from US$39 million (R302 million)
in the March quarter to US$23 million (R189 million) in the
June quarter as a result of lower revenue and increased
costs.

Capital expenditure increased from US$27 million (R211
million) in the March quarter to US$29 million (R234 million) in the June quarter, with the majority of expenditure on pre-
stripping, exploration and the acquisition of mining fleet. The high level of pre-stripping is necessary to open up the
significant reserve potential at Huni and Juno.

Notional cash expenditure increased from US$1,490 per
ounce in the March quarter to US$1,799 per ounce in the
June quarter. The NCE margin decreased from 12 per cent to
negative 11 per cent due to the lower gold production and
higher capital expenditure.

The installation of the pre-leach thickener and intensive leach reactor, as part of the plant optimisation project, are
progressing well and are due for commissioning in the
December quarter. These enhancements should result in an
increase in gravity recovered gold, thereby improving the
overall plant yield. The revised production guidance for 2012, at this point, is estimated at approximately 175,000 ounces.
South America region

Peru

Cerro Corona
June
2012
March
2012
Gold produced - 000’oz
39.8
36.9
Copper produced - tonnes
9,234
8,073
Total equivalent gold - 000’ eqoz
84.9
76.5
Total equivalent gold sold           - 000’ eqoz
81.2
84.5
Yield - gold - g/t
0.8
0.7
- copper - %
0.6
0.5
-
combined               - g/t
1.6
1.4
Total cash cost - US$/eqoz
482
534
Notional cash expenditure           - US$/eqoz
708
745
NCE margin - %
48
56
Gold price * - US$/oz
1,617
1,685
Copper price * - US$/t
7,956
8,251
* Average daily spot price for the period used to calculate
total equivalent gold ounces produced.

Gold produced increased from 36,900 ounces in the March
quarter to 39,800 ounces in the June quarter. Copper
production increased from 8,073 tonnes to 9,234 tonnes.
Equivalent gold produced increased by 11 per cent from
76,500 ounces in the March quarter to 84,900 ounces in the
June quarter mainly due to an increase in metal recoveries
and a record throughput of 821 tonnes per hour achieved in
the month of June.

Concentrate with a payable content of 38,100 ounces of gold
was sold at an average price of US$1,591 per ounce and
8,900 tonnes of copper was sold at an average price of
US$7,140 per tonne, net of treatment and refining charges.
Total equivalent gold sales amounted to 81,200 ounces for
the June quarter.

Tonnes mined increased from 3.17 million tonnes in the
March quarter to 4.10 million tonnes in the June quarter due

Gold Fields Results
| 11
to an increase in volumes mined as a result of changes to the mine sequence schedule, necessitating an increase in waste
volumes. Ore mined increased by 13 per cent from 1.80
million tonnes to 2.03 million tonnes. Gold yield at 0.8 grams per tonne and copper yield at 0.6 per cent were slightly higher than the 0.7 grams per tonne of gold and 0.5 per cent of
copper achieved in the March quarter.

Ore processed at 1.67 million tonnes was similar to the March quarter. Gold head grade increased marginally from 1.12
grams per tonne to 1.13 grams per tonne and gold recovery
increased from 64 per cent to 68 per cent. Copper head
grade increased from 0.61 per cent in the March quarter to
0.68 per cent in the June quarter, with copper recovery
increasing from 82 per cent to 85 per cent.

Operating costs, including gold-in-process movements,
decreased from US$44 million (R341 million) in the March
quarter to US$35 million (R282 million) in the June quarter, mainly due to an increase in concentrate stock on hand. Total cash cost decreased from US$534 per equivalent ounce to
US$482 per equivalent ounce mainly due to lower operating
costs, partly offset by lower revenue.

Operating profit decreased from US$99 million (R766 million)
in the March quarter to US$76 million (R615 million) in the
June quarter, as a result of lower revenue due to lower net
metal prices and lower gold equivalent ounces sold.

Capital expenditure increased from US$17 million (R132
million) in the March quarter to US$21 million (R165 million) in the June quarter. The higher expenditure was due to
construction activities at the tailings facility and the
implementation of optimisation projects at the project plant.

Notional cash expenditure decreased from US$745 per
equivalent ounce to US$708 per equivalent ounce, mainly due
to the increase in equivalent ounces produced. The NCE
margin decreased from 56 per cent in the March quarter to 48 per cent in the June quarter due to the lower revenue.
Australasia region

St Ives

June
2012
March
2012
Gold produced - 000’oz
111.2
120.3
Yield - heap leach - g/t
0.4
0.4
- milling - g/t
2.7
2.9
- combined - g/t
2.0
2.1
Total cash cost - A$/oz
908
861
- US$/oz
920
908
Notional cash expenditure          - A$/oz
1,561
1,243
- US$/oz
1,581
1,310
NCE margin - %
3
22

Gold production decreased by 8 per cent by from 120,300
ounces in the March quarter to 111,200 ounces in the June
quarter, in line with the current mine schedule.

At the underground operations, ore mined decreased from
398,000 tonnes at 5.0 grams per tonne in the March quarter
to 320,000 tonnes at 5.6 grams per tonne in the June quarter, reflecting reduced tonnage from Cave Rocks which is
undergoing further development to open up new mining
areas.

At the open pit operations, total ore tonnes mined increased from 1.10 million tonnes at 1.5 grams per tonne in the March quarter to 1.21 million tonnes at 1.5 grams per tonne in the
June quarter. Planning for the transition to owner-operator is under way to ensure a smooth transition during the second
half of 2012.

Total tonnes processed at 1.76 million tonnes and yield of 2.0 grams per tonne was similar to the March quarter. At the
Lefroy mill, yield decreased from 2.9 grams per tonne in the
March quarter to 2.7 grams per tonne in the June quarter,
reflecting the reduced high-grade tonnes milled from
underground ore sources. Throughput decreased from 1.22
million tonnes in the March quarter to 1.19 million tonnes in the June quarter. Gold production from Lefroy mill decreased from 113,000 ounces to 104,100 ounces. At the heap leach
facility tonnes processed increased from 553,000 tonnes at a head grade of 0.81 grams per tonne in the March quarter to
566,000 tonnes at a head grade of 0.69 grams per tonne in
the June quarter, resulting in decreased gold production from
7,300 ounces to 7,100 ounces.

Operating costs, including gold-in-process movements,
decreased from A$106 million (R868 million) in the March
quarter to A$103 million (R837 million) in the June quarter.
The decrease in costs was due to a smaller drawdown of
open pit stockpiles, compared with the March quarter, due to increased availability of fresh material from open pit
operations. Total cash cost increased from A$861 per ounce
(US$908 per ounce) to A$908 per ounce (US$920 per ounce)
due to the lower ounces produced.

Operating profit decreased from A$86 million (R707 million) in the March quarter to A$75 million (R617 million) in the June quarter as a result of the lower production.

Capital expenditure increased from A$49 million (R402
million) to A$74 million (R606 million) due to increased
expenditure on Cave Rocks mine development and a new
tailings facility.

Notional cash expenditure increased from A$1,243 per ounce
(US$1,310 per ounce) in the March quarter to A$1,561 per
ounce (US$1,581 per ounce) in the June quarter due to an
increase in capital expenditure and a decrease in production.
The NCE margin decreased from 22 per cent to 3 per cent as
a result of the higher NCE and lower revenue.

Agnew
June
2012
March
2012
Gold produced - 000’oz
37.2
37.0
Yield - g/t
4.5
5.1
Total cash cost - A$/oz
916
929
- US$/oz
928
979
Notional cash expenditure - A$/oz
1,507
1,299
- US$/oz
1,526
1,369
NCE margin - %
6
18

Gold production was similar to the March quarter at 37,200
ounces.

Ore mined from underground increased from 113,000 tonnes
at a head grade of 8.5 grams per tonne in the March quarter
to 153,000 tonnes at a head grade of 7.9 grams per tonne in
the June quarter. This represents an improvement on the
previous quarter, although below target, due to the revised
stoping plan at Main Lode as a result of complex ground
conditions and the need to paste fill large areas of Kim to
maintain the correct sequence for geotechnical stability. The lower grade was due to mining of the lower grade fringes of
the Kim high grade core during this transition period.

Tonnes processed increased from 224,000 tonnes in the
March quarter to 255,000 tonnes in the June quarter and

Gold Fields Results
| 12
included surface stockpile material from Songvang. The
combined yield decreased from 5.1 grams per tonne in the
March quarter to 4.5 grams per tonne in the June quarter,
reflecting a build-up in gold-in-circuit at the end of the June quarter.

Net operating costs decreased from A$36 million (R293
million) in the March quarter to A$35 million (R285 million) in the June quarter, mainly due to the lower mining costs
resulting from the closure of the Songvang pit. Total cash cost decreased from A$929 per ounce (US$979 per ounce) to
A$916 per ounce (US$928 per ounce), mainly due to the
lower operating cost.

Operating profit increased from A$23 million (R188 million) in the March quarter to A$24 million (R199 million) in the June quarter.

Capital expenditure increased from A$11 million (R92 million)
in the March quarter to A$21 million (R173 million) in the June quarter. Capital expenditure included A$9 million on
underground development, A$5 million on extensional
exploration at the Waroonga underground complex, and A$5
million spent on mining equipment.

Notional cash expenditure increased from A$1,299 per ounce
(US$1,369 per ounce) in the March quarter to A$1,507 per
ounce (US$1,526 per ounce) in the June quarter, mainly due
to the timing of capital expenditure. The NCE margin
decreased from 18 per cent in the March quarter to 6 per cent in the June quarter due to the higher NCE.
Quarter ended 30 June 2012 compared with
quarter ended 30 June 2011
Group attributable equivalent gold production decreased from
872,000 ounces for the quarter ended June 2011 to 862,000
ounces for the quarter ended June 2012.

At the South African operations, gold production decreased
from 447,000 ounces (13,889 kilograms) to 437,000 ounces
(13,595 kilograms). The majority of this decrease was due to lower volumes and yields mined and processed at Beatrix.
KDC’s gold production increased from 273,000 ounces (8,475
kilograms) to 280,000 ounces (8,698 kilograms). Beatrix’s
gold production decreased from 98,000 ounces (3,048
kilograms) to 80,000 ounces (2,477 kilograms). South Deep’s
gold production increased from 76,000 ounces (2,366
kilograms) to 78,000 ounces (2,420 kilograms).

At the West African operations, total managed gold production decreased from 237,000 ounces for the quarter ended June
2011 to 215,000 ounces for the quarter ended June 2012. At
Tarkwa, gold production decreased from 181,000 ounces to
176,000 ounces. At Damang, gold production decreased
from 56,000 ounces to 38,000 ounces due to lower grades, as
mining in the high grade Damang pit was severely restricted
due to safety factors. The pit is expected to be depleted in approximately 2 years’ time although significant ore reserve potential exists below the current floor of the pit, necessitating a push back as part of the Damang super-pit project.
Production was further exacerbated by reduced capacity at
the mill.

In South America, gold equivalent production at Cerro Corona decreased from 101,000 ounces for the quarter ended June
2011 to 85,000 ounces for the quarter ended June 2012, due
to expected lower gold and copper grades and a lower copper
to gold price ratio dictated by changes in market prices for gold and copper.
At the Australasia operations gold production decreased from
159,000 ounces to 148,000 ounces. At St Ives, production
increased from 109,000 ounces to 111,000 ounces. Agnew’s
production decreased from 50,000 ounces to 37,000 ounces.
Production was negatively affected by poor ground conditions, particularly in the Main Lode area which slowed down
production rates.
Income statement
Revenue increased by 19 per cent from R9,581 million
(US$1,411 million) to R11,364 million (US$1,408 million).
The average gold price increased by 27 per cent from
R326,206 per kilogram (US$1,496 per ounce) for the quarter
ended June 2011 to R414,642 per kilogram (US$1,600 per
ounce) for the quarter ended June 2012. The average
Rand/US dollar exchange rate weakened by 19 per cent from
R6.78 in the June 2011 quarter to R8.06 in the June 2012
quarter. The average Rand/Australian dollar exchange rate
weakened by 14 per cent from R7.18 in the June 2011 quarter
to R8.16 in the June 2012 quarter. The average Australian/US dollar exchange rate strengthened by 5 per cent from A$1.00
= US$1.06 in the June 2011 quarter to A$1.00 = US$1.01 in
the June 2012 quarter.

Net operating costs increased by 17 per cent from R5,124
million (US$755 million) to R5,973 million (US$740 million).
The weaker US$ and A$ exchange rates accounted for 7 per
cent or R338 million of this increase. Total cash cost for the
Group increased from R177,934 per kilogram (US$816 per
ounce) to R220,546 per kilogram (US$851 per ounce) due to
the lower production and the increase in net operating costs.

At the South African operations, operating costs increased by
9 per cent from R3,074 million for the quarter ended June
2011 to R3,346 million for the quarter ended June 2012. This was due to annual wage increases, a 16.7 per cent electricity tariff increase, increased maintenance costs and normal
inflationary increases, partly offset by cost saving initiatives at the operations. Total cash cost at the South African
operations increased from R220,261 per kilogram to
R248,503 per kilogram mainly as a result of the increase in
operating costs.

At the West African operations, net operating costs increased by 25 per cent from US$122 million for the quarter ended
June 2011 to US$152 million for the quarter ended June
2012. At Tarkwa, net operating costs increased from US$88
million to US$114 million. This was due to annual wage
increases of US$4 million, increased power and fuel costs of
US$4 million and a US$12 million lower inventory credit in the
June 2012 quarter together with an increase in tonnes mined.
At Damang, net operating costs increased from US$34 million
to US$38 million due to increases in power and fuel costs.
Total cash cost for the region increased from US$564 per
ounce to US$722 per ounce due to the lower production and
increased costs.

At Cerro Corona in South America, net operating costs
decreased by 8 per cent from US$38 million to US$35 million.
Total cash cost increased from US$408 per ounce to US$482
per ounce, mainly due to the lower equivalent gold sales.

At the Australasia operations, net operating costs increased by 1 per cent from A$135 million for the quarter ended June
2011 to A$137 million for the quarter ended June 2012. At St
Ives, net operating costs were similar at A$103 million. At
Agnew, net operating costs increased from A$32 million to
A$35 million mainly due to processing higher volumes of low
grade ore mined from the Songvang open pit in the previous
year. Total cash costs for the region increased from A$858
per ounce to A$910 per ounce due to the lower production.

Gold Fields Results
| 13
Operating profit increased from R4,457 million (US$656
million) to R5,391 million (US$667 million).

Share based payments increased from R123 million (US$18
million) to R194 million (US$24 million) due to the net effect of new allocation charges for share-based compensation
granted.

Exploration expenditure decreased from R214 million (US$31
million) to R190 million (US$23 million) mainly due to timing of expenditure.

Feasibility and evaluation costs increased from R17 million
(US$3 million) to R120 million (US$15 million) due to the
reallocation of growth and project team costs from exploration expenditure in the June 2012 quarter.

Non-recurring costs increased from R101 million (US$15
million) for the quarter ended June 2011 to R135 million
(US$17 million) for the quarter ended June 2012 and included voluntary separation packages, business process re-
engineering costs at all the operations and impairment of
investments and assets.

Government royalties increased from R236 million (US$35
million) for the quarter ended June 2011 to R333 million
(US$41 million) for the quarter ended June 2012 mainly due
to the increase in revenue.

Taxation increased from R866 million (US$128 million) for the quarter ended June 2011 to R960 million (US$119 million) for the quarter ended June 2012. This increase was in line with
the higher taxable income.

Net earnings attributable to owners of the parent amounted to
R1,606 million (US$198 million) for the June quarter 2012
compared with earnings of R1,267 million (US$186 million) for the June quarter 2011.

Normalised earnings – net earnings excluding non-recurring
items, gains and losses on foreign exchange, financial
instruments and gains or losses of associates after taxation, amounted to R1,819 million (US$224 million) for the quarter
ended June 2012 compared with R1,326 million (US$195
million) for the quarter ended June 2011.
Cash flow

Cash inflow from operating activities increased from R2,954
million (US$436 million) for the quarter ended June 2011 to
R4,195 million (US$514 million) for the quarter ended June
2012 due to higher profits in June 2012 and a higher release of working capital, partly offset by higher royalties and
taxation paid.

Dividends paid decreased from R7 million (US$1 million) to
R2 million (US$nil).

Cash outflows from investing activities decreased from
R8,030 million (US$1,185 million) to R3,362 million (US$418
million). In the June 2011 quarter investing activities included the buy-out of non-controlling interest holders at La Cima and
Ghana of R1,243 million (US$184 million) and R4,520 million
(US$667 million) respectively.

Capital expenditure increased from R2,285 million (US$336
million) in the June 2011 quarter to R3,330 million (US$414
million) in the June 2012 quarter. At the South Africa region, capital expenditure increased from R1,169 million to R1,463
million mainly due to the increase at South Deep from R472
million to R643 million. At the West Africa region, capital
expenditure increased from US$69 million to US$89 million
mainly due to increased capital stripping and fleet acquisition.
In South America, at Cerro Corona, capital expenditure
increased from US$16 million to US$21 million mainly due to
construction of the tailings facility. At the Australasia region, capital expenditure increased from A$56 million to A$95
million, with the majority of the expenditure on underground development at St Ives, open pit fleet acquisition and a new tailings storage facility.

Net cash inflow from financing activities decreased from
R2,795 million (US$404 million) in the June 2011 quarter to
R371 million (US$46 million) in the June 2012 quarter. Loans received increased from R3,927 million (US$570 million) to
R6,232 million (US$793 million) and loans repaid increased
from R1,185 million (US$174 million) to R5,905 million
(US$752 million). In the June 2012 quarter loans received
and repaid related to the refinancing of an offshore facility which expired in May 2012. The June 2012 quarter also
included non-controlling interest holders’ loans received of
R34 million (US$4 million) and shares issued of R10 million
(US$1 million). The higher net loans raised in the June 2011 quarter were due to draw-downs to partly fund the purchase
of non-controlling interest holders in La Cima and Ghana.

Loans received from non-controlling interest holders
decreased from R47 million (US$7 million) in the June 2011
quarter to R34 million (US$4 million) in the June 2012 quarter and related to Buenaventura’s contribution of 49 per cent of the capital expenditure on the Chucapaca project.

The net cash inflow of R1,201 million (US$142 million) in the
June 2012 quarter compared with a cash outflow of R2,288
million (US$347 million) in the June 2011 quarter. After
accounting for a positive translation adjustment of R315
million (negative US$27 million) on offshore cash balances,
the cash inflow for the June 2012 quarter was R1,517 million
(US$115 million). The cash balance at the end of June 2012
was R6.7 billion (US$795 million) compared with R4.3 billion
(US$631 million) at the end of June 2011.
Growth

Gold Fields has set a target of achieving five million ounces per annum, in production or in development, by the end of
2015. To this end we are developing an extensive pipeline of projects which is discussed below.
International Projects

Chucapaca
Sterilisation drilling for the alternate tailings and waste storage areas continued and is forecast to be completed by the end of
2012 pending agreements with the local Oyo Oyo community.
Negotiations with the local communities are on-going and
focus on land acquisition options for the project.

Work continued in all areas towards completion of the
feasibility study and submittal of the Environmental Impact
Assessment (EIA) by the end of 2012. Recent focus has been
on project peer reviews and final optimisation of project
parameters.

On completion of the feasibility study a period of value
engineering is planned to optimise the project capital costs and ore recoveries. This value engineering will be conducted in parallel with land acquisition and EIA processes.
Far Southeast

Following re-establishment of the underground drilling
platforms in the March quarter, activity continued with nine drills out of a planned twelve completing a total of 17,000
metres of drilling in the June quarter. Two surface drill rigs have commenced geo-technical drilling and, together with the

Gold Fields Results
| 14
underground drilling will provide additional data for the on-
going pre-feasibility study and maiden resource for this
project.

Pre-feasibility studies investigating mine access strategies, production rates and scale, and metallurgical processing
commenced during the quarter. Various tailings storage
facility sites are under investigation, considering technical, social and environmental perspectives.

Our Foreign Technical Assistance Agreement (FTAA)
application, which allows for direct majority foreign ownership and control, was submitted in November 2011 and requires
Free Prior Informed Consent (FPIC) of the Indigenous People
in our affected areas. The FPIC process was suspended at a
national level pending the release of new guidelines, which
have subsequently been released. The process is expected to
recommence in the September quarter, with FPIC anticipated
to be received in 2013.

In July 2012, after months of consultation with key
stakeholders, President Aquino issued an Executive Order
providing policies and guidelines to ensure responsible mining and utilisation of mineral resources in the Philippines. The
Executive Order is a policy statement and will be further
clarified by the Implementing Rules and Regulations
scheduled for release within 60 days. Our initial assessment of this policy statement suggests that this will have no
significant effect on the FSE project, however we can only
confirm this once the Rules and Regulations are released.

The material sections of the Executive Order include:
·     enforcement of environmental standards in mining with
reviews of existing operations;
·     rationalisation of existing revenue sharing schemes and
arrangements, which we do not expect will have any
significant impact on the FTAA fiscal regime as the
FTAA currently provides for a 50:50 government sharing
and is competitive by international standards;
·     suspension of the granting of new mineral agreements
until the fiscal sharing arrangements are rationalised and
legislated. We note that the Government has verbally
clarified however that this moratorium does not preclude
the negotiation of FTAAs for future mining projects. We
will not be affected by this provision as our FTAA
application was submitted prior to the issuance of the
Executive Order;
·     implementation of measures to ensure alignment of
national interest with local governments’ interests; and
·     implementation of measures to improve regulation and
control of small scale mining activities.
Arctic Platinum
Work continued on the pre-feasibility study and the definition of a maiden resource for the Suhanko North project after
drilling was completed in the March quarter. All outstanding assays were completed and the geological model and
resource estimates are expected to be completed by year-
end.

Mine optimisation studies and a preliminary production model for Suhanko North will be added to existing Suhanko
information to develop a series of trade-off options between
Konttijarvi, Ahmavaara and Suhanko North, the three
Suhanko pits.

Initial metallurgical test work, including the Platsol
downstream process option, for Suhanko North is complete,
and plans for detailed test work are underway. Work has
commenced to collect baseline data related to Suhanko
North, for inclusion in the EIA permitting process. Marketing studies for various products are advancing.
Damang super-pit
Drilling commenced on an interim 23,000 metre infill
campaign and 5,918 metres were completed during the
quarter. This drilling programme is expected to be completed by the end of the year.

Greenfields exploration
In addition to the four resource development projects
mentioned above, the greenfields exploration portfolio also
consists of three advanced drilling projects, fifteen initial drilling projects and six target definition projects in Peru,
Chile, Argentina, Ghana, Mali, Guinea, Canada, Kyrgyzstan,
China, Australia and the Philippines. A total of 55,478 metres was drilled on ten greenfields projects during the quarter
compared with 99,800 metres drilled in the March quarter and
62,813 metres in the June 2011 quarter. The main reason for
the lower level of drilling activity in the June quarter was the onset of winter in the Andes and seasonal rainfall in Australia and Africa.

Africa
Following a short hiatus in the aftermath of the coup d’état in
Mali in late March 2012, diamond and reverse circulation
drilling resumed at the Yanfolila advanced drilling project in mid-April 2012. The drills focused on infilling anomalies and structures previously defined at the Gonka, Kabaya South and
Sanioumale West prospects. A total of 8,131 metres of
reverse circulation drilling was completed during the quarter.
The Komana scoping study will be updated with the additional data in the September quarter. Drilling programmes also
continued this quarter on the Kangare project in Mali and at the Asheba project in Ghana. Target definition work
consisting of geochemical surveys and geological mapping is
in progress at the Boako project in Ghana and over a number
of additional concessions with the extensive Kangare project area in Mali.

North America
Diamond drilling resumed at the Woodjam advanced drilling
project in British Columbia in March 2012 and two drills are currently active. Results are encouraging from initial drill holes at one new target area and a follow-up programme will
be implemented in the September quarter.

Gold Fields executed an agreement with Bear Lake Gold on
its Larder Lake project in Ontario and diamond drilling
commenced in June 2012. Five diamond drill holes were also
completed at the Marble Mountain project in Ontario in May
2012, representing first activity on this new property. A
decision on the way forward will be made once all the results have been analysed.
South America

With the onset of winter in the high Andes, drilling
programmes at the Salares Norte project in Chile and the
Taguas project in Argentina were concluded during the June
quarter. Results from both of these initial drilling projects were encouraging and drilling is expected to resume in
September 2012. Drilling continues on two early stage
projects in southern Peru.
Australasia

Gold Fields’ drilling projects continued in the East Lachlan region of New South Wales, Australia. Progress at the Myall
project was hampered by heavy rains and the remainder of
the drilling programme has been postponed until the
December quarter. At the Wellington North project, two drills

Gold Fields Results
| 15
are currently active at the Mayhurst target and results
continue to be positive.

Other regions
In north-western Kyrgyzstan, Gold Fields owned a 60 per cent interest in the Talas joint venture with partner Orsu Metals
Corporation. Subsequent to quarter end, the Group acquired
the outstanding 40 per cent and now fully owns Talas. A
6,000 metre diamond drilling programme commenced in April
2012 after a two year hiatus following civil unrest in the
country. The 2010 scoping study will be updated with results from the current drilling campaign and will form the basis
whether to proceed to pre-feasibility by the end of 2012.

Near mine exploration
Gold Fields has a well-supported near mine exploration
programme, successfully replacing production and growing
the reserve base at the international operations. Exploration success immediately adds valuable life-of-mine to these
established assets which forms the sustaining foundation of
our overall growth strategy.

In Ghana, near mine exploration at Damang outside of the
super-pit project has been limited to modelling of recent data acquired from drilling in the Amoanda-Rex corridor trend.
This will be ongoing with results expected in the second half of 2012.

In Peru, at Cerro Corona, drilling commenced on the Corona
Deep programme highlighted in the March quarter. The 7,300
metres drill programme, targeting potential depth extensions below the current planned open pit limits should be concluded by the end of 2012.

In Australia, the 2012 A$35 million exploration programme at
St Ives is on schedule. Drilling continues to expand the
inventory in the area between Revenge and Neptune,
including definition of the southern extension of the N01
structure at Revenge that produced almost 300,000 ounces
by underground mining methods. Expanded early stage
exploration delineated several encouraging new prospects
including Invincible in the Greater Santa Ana area and Target
X in the Leviathan area. High grade mineralisation continues to be intersected on depth extensions of the Eastern Lodes at
Cave Rocks.

Drilling continued on the high grade shoots project at Agnew targeting the down-plunge of Main Lode at the Waroonga
complex. This programme, which initially confirmed the
presence of high grade mineralisation, is now confirming the continuity and extent of the higher grade shoots.
Corporate

Clinic on the West Rand
Gold Fields completed construction of a healthcare facility that will operate as a public private partnership between KDC East
(previously known as Kloof), the Westonaria Municipality and the Gauteng Department of Health. The new clinic was
officially handed over to the Westonaria Municipality and the
Gauteng Department of Health at a ceremony attended by the
Department of Mineral Resources, Gauteng MEC for Health,
Ntombi Mekgwe, and Gauteng Premier, Nomvula Mokonyane
on 15 June.

The clinic, which cost Gold Fields approximately R4 million to build, is located in the Simunye development precinct and will provide much needed relief to the residents of Simunye
Township and surrounding areas. The clinic will provide
approximately 20,000 local residents access to a
comprehensive range of services including dental health,
trauma and emergency services, obstetrics and
gynaecological services. Provisions have been made for an
X-ray facility, lung function unit, laboratory and a dispensary.

Talas project
On 20 July, a wholly-owned subsidiary of Gold Fields
completed the acquisition from Orsu Metals Corporation
(“Orsu”) of its 40 per cent interest in the Talas gold-copper-
molybdenum joint venture project (“Talas project”) for US$10 million. Gold Fields now owns 100 per cent of the Talas
project.

Another wholly-owned Gold Fields subsidiary has agreed to
subscribe, by way of private placement, for 25 million units of
Orsu at a price of CAD$0.40 per unit (the “subscription”).
Each unit will consist of one common share of Orsu and one-
half of one common share purchase warrant. Each whole
common share purchase warrant will be exercisable for a
period of three years from the date of issue to acquire one
common share of Orsu at a price of CAD$0.50. Completion of
the subscription is conditional on Orsu obtaining from the
Kazakh Government formal waiver of its pre-emptive right to
acquire shares in Orsu and its consent to the issue and
placement of new shares in Orsu pursuant to the subscription.

Heap leach facilities suspended
Gold Fields received a directive from the Environmental
Protection Agency (EPA) of Ghana to stop discharging water
from its heap leach facilities at Tarkwa. To comply with this directive, the operation of all heap leach facilities at Tarkwa was suspended from 16 July 2012 to 9 August 2012.

The new EPA directive requires that all water discharges from the mine’s heap leach facilities should be treated through a water treatment plant to reduce conductivity levels.
Conductivity is a measure of the amount of dissolved salts in discharged water and is classified internationally as a non-
toxic pollutant.

Gold Fields believes that Tarkwa was complying with the
prescribed conductivity levels, but is nonetheless conducting further investigations to validate this. However, in pursuit of environmental best practice and world class environmental
stewardship, and to comply with the directive, the Group has commissioned the construction of two water treatment plants
at Tarkwa’s North and South heap leach facilities. The plants are expected to be operational by the end of 2012.

Tarkwa continued to engage with the EPA to reopen and
operate the heap leach facilities while the water treatment
plants are being built. On 9 August the EPA lifted the
temporary suspension.
Silicosis

On 21 August 2012, a court application was served on Gold
Fields and various of its subsidiary companies (Gold Fields)
on behalf of three individual applicants purporting to represent a class of mine workers who were previously employed by or
who are employees of Gold Fields and who allegedly
contracted occupational lung diseases (the class).

This is an application in terms of which the court is asked to certify a class action to be instituted by the applicants on behalf of the class. According to the applicants, this is the first and preliminary step in a process, where if the court were to certify the class action, the applicants will, in a second stage, bring an action wherein they will attempt to hold Gold
Fields liable for the occupational disease and the resultant consequences. The applicants contemplate in the second

Gold Fields Results
| 16
stage dealing with what they describe as common legal and
factual issues regarding the claim arising for the entire class.
If the applicants are successful in the second leg, they
envisage that individual members of the class could later
submit individual claims for damages against Gold Fields.
The application does not identify the number of claims that will be instituted against Gold Fields or the quantum of damages
the applicants may seek.

Gold Fields has 10 court days to decide whether to oppose
the application and thereafter, in the usual course of action, a further 15 court days to file papers opposing the application.
Gold Fields and its lawyers are busy studying the application and will in due course decide how to respond.

Dividend policy
During the quarter, Gold Fields restated its dividend policy.
Previously, dividend payments were based on 50 per cent of
earnings attributable to owners of the parent adjusted for
impairments and after taking account of investment
opportunities. This represented a dividend pay-out of
approximately 32 per cent of normalised earnings over the
past six years (refer table below). The new dividend policy is to pay a dividend of between 25 and 35 per cent of
normalised earnings. Although this restatement would not
have changed the quantum of the historical dividend pay-out, it prioritises the payment of a dividend from current cash flows and crystallises our position as the leading dividend payer in the industry.

The new policy would have resulted in similar dividend
payments evidenced in the pay-out ratios in the table below
for the past 5 years based on normalised earnings per share.
Year
Normalised
earnings per
share
(ZAR cents)
Dividend per
share
(ZAR cents)      Pay-out %
Interim C2012
550
160
29%
C2011
1,003
330
33%
C2010
530
140
26%
C2009
578
130
22%
C2008
396
150
38%
C2007
313
160
51%
Average
32%
Cash dividend
In line with the company’s new dividend policy to pay a
dividend of between 25 and 35 per cent of normalised
earnings, the Board has approved and declared an interim
dividend number 77 of 160 SA cents per ordinary share
(gross) in respect of the six months ended 30 June 2012. The interim dividend will be subject to the new Dividends Tax that was introduced with effect from 1 April 2012. In accordance
with paragraphs 11.17 (a) (i) to (x) and 11.17 (c) of the JSE
Listings Requirements the following additional information is disclosed:
·     The dividend has been declared out of income reserves;
·     The local Dividends Tax rate is 15% (fifteen per centum);
·     Secondary Tax on Companies (STC) credits of 152,27892 SA
cents per ordinary share have been utilised;
·     The gross local dividend amount is 160 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
·     The net local dividend amount is 158,84184 SA cents per
ordinary share for shareholders liable to pay the Dividends Tax;
·     Gold Fields currently has 731,488,614 ordinary shares in issue
(included in this number are 729,507,132 shares issued and
listed, 1,125,152 shares issued but not listed for Gold Fields share incentive schemes as well as 856,330 treasury shares);
·     Gold Fields’ income tax reference number is 9160035607.
Shareholders are advised of the following dates in respect of the interim dividend:
Last date to trade cum dividend
Friday, 7 September 2012
Sterling and US dollar conversion date        Monday, 10 September 2012
Shares commence trading ex dividend        Monday, 10 September 2012
Record date
Friday, 14 September 2012
Payment of dividend
Monday, 17 September 2012
Share certificates may not be dematerialised or rematerialised between Monday, 10 September and Friday, 14 September
2012, both dates inclusive.

Outlook

Production in the September quarter has been negatively
impacted by the following:
·     the fire at KDC which reduced production by
approximately 50,000 ounces;
·     the temporary suspension of the heap leach facilities at
Tarkwa which resulted in a loss of 15,000 ounces;
·     internal and external safety stoppages at Beatrix resulted in a loss of some 20,000 ounces; and
·     at South Deep approximately 15,000 ounces have been
lost to date, which appears to be the result of a go-slow
after issuing of the Section 189 (3) notice.

As a result of the factors described above, attributable gold production for the year ending December 2012 is expected to
be no more than 3.4 million equivalent ounces and could
reduce further if no agreement is reached at South Deep.
For the year ending December 2012, total cash cost is
estimated to be approximately 2 per cent higher at US$880
per ounce (R230,000 per kilogram) and NCE, excluding
capitalised growth projects, is estimated to be approximately 3 per cent higher at US$1,340 per ounce (R348,000 per
kilogram) when compared with the guidance provided in
February. The capital projects group is anticipating spending between US$20 per ounce and US$25 per ounce on
realisation costs of projects, including drilling, feasibility studies and early-work capital expenditure on our advanced
projects. This is well below the original estimate of between
US$50 per ounce and US$70 per ounce due to the timing of
expenditure and deferrals to ensure project optimisation.
These estimates are based on an average exchange rate of
R/US$8.20 and R/A$8.55 for the remainder of the year. Unit
costs vary quarter on quarter depending upon the timing of
capital expenditure, seasonal electricity tariffs and production variations due to statutory holidays.

The above is subject to safety performance which limits the
impact of safety-related stoppages and the forward looking
statement on pages 2 and 31.
Basis of accounting

The unaudited condensed consolidated financial information
is prepared in accordance with IAS 34 Interim Financial
Reporting and South African Statements and Interpretations
of Statements of Generally Accepted Accounting Practice (AC
500 series).

The accounting policies and disclosure requirements used in
the preparation of this report are consistent with those applied in the previous financial year except for the adoption of
applicable revised and/or new standards issued by the
International Accounting Standards Board.

N.J. Holland
Chief Executive Officer
23 August 2012

Gold Fields Results
| 17
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Six months to
June
2012
March
2012
June
2011
June
2012
June
2011
Revenue
11,364.1
11,206.4 9,581.0
22,570.5
18,550.4
Operating costs, net
(5,973.1)
(5,773.8) (5,124.2)
(11,746.9)
(10,002.6)
- Operating costs
(6,067.0)
(5,857.3) (5,250.7)
(11,924.3)
(10,209.7)
- Gold inventory change
93.9
83.5 126.5
177.4
207.1
Operating profit
5,391.0
5,432.6 4,456.8
10,823.6
8,547.8
Amortisation and depreciation
(1,577.0)
(1,522.0) (1,277.2)
(3,099.0)
(2,517.2)
Net operating profit
3,814.0
3,910.6 3,179.6
7,724.6
6,030.6
Net interest paid
(65.0)
(44.7) (31.5)
(109.7)
(72.4)
Share of results of associates after taxation
(98.1)
18.0 0.8
(80.1)
(2.7)
Gain/(loss) on foreign exchange
7.5
(66.2) (19.0)
(58.7)
(16.0)
(Loss)/gain on financial instruments
(7.6)
(1.2) 24.6
(8.8)
31.0
Share-based payments
(193.8)
(143.7) (122.5)
(337.5)
(244.5)
Other
(40.3)
(1.1) (84.8)
(41.4)
(160.9)
Exploration
(189.5)
(292.0) (213.5)
(481.5)
(352.0)
Feasibility and evaluation costs
(119.6)
(76.1) (17.2)
(195.7)
(44.5)
Profit before royalties, taxation and non-recurring items
3,107.6
3,303.6 2,716.5
6,411.2
5,168.6
Non-recurring items
(135.1)
(78.9) (100.6)
(214.0)
(183.2)
Profit before royalties and taxation
2,972.5
3,224.7 2,615.9
6,197.2
4,985.4
Royalties
(333.1)
(318.1) (236.4)
(651.2)
(401.0)
Profit before taxation
2,639.4
2,906.6 2,379.5
5,546.0
4,584.4
Mining and income taxation
(959.8)
(791.8) (866.3)
(1,751.6)
(1,646.3)
- Normal taxation
(845.0)
(885.0) (520.7)
(1,730.0)
(1,120.5)
- Deferred taxation
(114.8)
93.2 (345.6)
(21.6)
(525.8)
Net profit
1,679.6
2,114.8 1,513.2
3,794.4
2,938.1
Attributable to:
- Owners of the parent
1,606.4
2,081.7 1,266.8
3,688.1
2,367.2
- Non-controlling interest
73.2
33.1 246.4
106.3
570.9
Non-recurring items:
Profit/(loss) on sale of assets
0.7
1.7 (2.4)
2.4
(3.7)
Restructuring costs
(61.9)
(63.3) (63.0)
(125.2)
(147.6)
Impairment of investments and assets
(73.9)
(17.3) (1.2)
(91.2)
(1.2)
Other
-
- (34.0)
-
(30.7)
Total non-recurring items
(135.1)
(78.9) (100.6)
(214.0)
(183.2)
Taxation
18.6
18.3 30.1
36.9
56.0
Net non-recurring items after taxation
(116.5)
(60.6) (70.5)
(177.1)
(127.2)
Net earnings
1,606.4
2,081.7 1,266.8
3,688.1
2,367.2
Net earnings per share (cents)
220
288 175
508
328
Diluted earnings per share (cents)
220
287 174
507
325
Headline earnings
1,680.0
2,097.6 1,270.1
3,777.6
2,371.5
Headline earnings per share (cents)
230
290 176
520
329
Diluted headline earnings per share (cents)
230
289 174
519
325
Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation
1,819.3
2,170.8 1,326.4
3,990.1
2,478.1
Normalised earnings - net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation (cents)
250
300 184
550
344
Gold sold – managed kg
27,407
26,718 29,371
54,125
58,146
Gold price received R/kg
414,642
419,433 326,206
417,007
319,031
Total cash cost R/kg
220,546
217,443 177,934
219,010
173,243
The unaudited consolidated financial statements for the quarter ended 30 June 2012 have been prepared by the corporate accounting staff of Gold Fields
Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial
Officer.

Gold Fields Results
| 18
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
United States Dollars
Quarter
Six months to
June
2012
March
2012
June
2011
June
2012
June
2011
Revenue
1,407.5
1,442.3 1,411.3
2,849.8
2,696.3
Operating costs, net
(740.1)
(743.1) (754.9)
(1,483.2)
(1,453.9)
- Operating costs
(751.8)
(753.8) (773.5)
(1,505.6)
(1,484.0)
- Gold inventory change
11.7
10.7 18.6
22.4
30.1
Operating profit
667.4
699.2 656.4
1,366.6
1,242.4
Amortisation and depreciation
(195.4)
(195.9) (188.2)
(391.3)
(365.9)
Net operating profit
472.0
503.3 468.2
975.3
876.5
Net interest paid
(8.1)
(5.8) (4.6)
(13.9)
(10.5)
Share of results of associates after taxation
(12.4)
2.3 0.1
(10.1)
(0.4)
Gain/(loss) on foreign exchange
1.1
(8.5) (2.7)
(7.4)
(2.3)
(Loss)/gain on financial instruments
(0.9)
(0.2) 3.6
(1.1)
4.5
Share-based payments
(24.1)
(18.5) (18.0)
(42.6)
(35.5)
Other
(5.1)
(0.1) (12.8)
(5.2)
(23.4)
Exploration
(23.2)
(37.6) (31.3)
(60.8)
(51.2)
Feasibility and evaluation costs
(14.9)
(9.8) (2.6)
(24.7)
(6.5)
Profit before royalties, taxation and non-recurring items
384.4
425.1 399.9
809.5
751.2
Non-recurring items
(16.8)
(10.2) (14.8)
(27.0)
(26.6)
Profit before royalties and taxation
367.6
414.9 385.1
782.5
724.6
Royalties
(41.3)
(40.9) (34.7)
(82.2)
(58.3)
Profit before taxation
326.3
374.0 350.4
700.3
666.3
Mining and income taxation
(119.2)
(101.9) (127.6)
(221.1)
(239.3)
- Normal taxation
(104.5)
(113.9) (77.0)
(218.4)
(162.9)
- Deferred taxation
(14.7)
12.0 (50.6)
(2.7)
(76.4)
Net profit
207.1
272.1 222.8
479.2
427.0
Attributable to:
- Owners of the parents
198.0
267.8 186.3
465.8
344.0
- Non-controlling interest
9.1
4.3 36.5
13.4
83.0
Non-recurring items:
Profit/(loss) on sale of assets
0.1
0.2 (0.3)
0.3
(0.5)
Restructuring costs
(7.6)
(8.2) (9.4)
(15.8)
(21.5)
Impairment of investments and assets
(9.3)
(2.2) (0.2)
(11.5)
(0.2)
Other
-
- (4.9)
-
(4.4)
Total non-recurring items
(16.8)
(10.2) (14.8)
(27.0)
(26.6)
Taxation
2.3
2.4 4.4
4.7
8.1
Net non-recurring items after taxation
(14.5)
(7.8) (10.4)
(22.3)
(18.5)
Net earnings
198.0
267.8 186.3
465.8
344.0
Net earnings per share (cents)
27
37 26
64
48
Diluted earnings per share (cents)
27
37 25
64
47
Headline earnings
207.2
269.9 186.7
477.1
344.6
Headline earnings per share (cents)
29
37 26
66
48
Diluted headline earnings per share (cents)
29
37 25
66
47
Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation
224.4
279.4 195.2
503.8
360.2
Normalised earnings - net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation (cents)
30
39 27
69
50
South African rand/United States dollar conversion rate
8.06
7.77 6.78
7.92
6.88
South African rand/Australian dollar conversion rate
8.16
8.19 7.18
8.18
7.09
Gold sold – managed oz (000)
881
859 944
1,740
1,869
Gold price received US$/oz
1,600
1,679 1,496
1,638
1,442
Total cash cost US$/oz
851
870 816
860
783

Gold Fields Results
| 19
Statement of comprehensive income
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Six months to
June
2012
March
2012
June
2011
June
2012
June
2011
Net profit
1,679.6
2,114.8 1,513.2
3,794.4
2,938.1
Other comprehensive income/(expenses) net of tax
909.2
(371.1) 89.2
538.1
486.3
Marked to market valuation of listed investments
(17.2)
67.5 (23.7)
50.3
4.3
Currency translation adjustments and other
913.8
(430.6) 114.8
483.2
482.1
Deferred taxation on marked to market valuation of listed investments
12.6
(8.0) (1.9)
4.6
(0.1)
Total comprehensive income
2,588.8
1,743.7 1,602.4
4,332.5
3,424.4
Attributable to:
- Owners of the parent
2,351.8
1,710.6 1,355.5
4,062.4
2,852.7
- Non-controlling interest
237.0
33.1 246.9
270.1
571.7
2,588.8
1,743.7 1,602.4
4,332.5
3,424.4
Statement of comprehensive income
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
United States Dollars
Quarter
Six months to
June
2012
March
2012
June
2011
June
2012
June
2011
Net profit
207.1
272.1 222.8
479.2
427.0
Other comprehensive (expenses)/income net of tax
(515.2)
387.9 53.8
(127.3)
(56.6)
Marked to market valuation of listed investments
(2.3)
8.7 (3.4)
6.4
0.6
Currency translation adjustments and other
(514.5)
380.2 57.5
(134.3)
(57.2)
Deferred taxation on marked to market valuation of listed investments
1.6
(1.0) (0.3)
0.6
-
Total comprehensive (loss)/income
(308.1)
660.0 276.6
351.9
370.4
Attributable to:
- Owners of the parent
(320.2)
645.0 233.3
324.8
291.5
- Non-controlling interest
12.1
15.0 43.3
27.1
78.9
(308.1)
660.0 276.6
351.9
370.4
Statement of financial position
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
June
2012
December
2011
June
2012
December
2011
Property, plant and equipment
66,472.9
62,682.8
7,922.9
7,710.1
Goodwill
4,458.9
4,458.9
531.5
548.5
Non-current assets
1,378.1
1,313.3
164.3
161.5
Investments
2,746.4
820.6
327.3
100.9
Deferred taxation
357.1
930.4
42.6
114.4
Current assets
14,758.3
14,076.0
1,759.0
1,731.3
- Other current assets
8,089.7
8,027.0
964.2
987.3
- Cash and deposits
6,668.6
6,049.0
794.8
744.0
Total assets
90,171.7
84,282.0
10,747.6
10,366.7
Shareholders’ equity
51,123.4
48,061.5
6,093.5
5,911.6
Deferred taxation
9,390.3
9,777.5
1,119.2
1,202.6
Long-term loans
17,723.3
11,062.3
2,112.4
1,360.7
Environmental rehabilitation provisions
3,308.9
3,190.3
394.4
392.4
Post-retirement health care provisions
16.9
16.8
2.0
2.1
Other long-term provisions
104.6
110.0
12.5
13.5
Current liabilities
8,504.3
12,063.6
1,013.6
1,483.8
- Other current liabilities
8,101.6
7,616.5
965.6
936.8
- Current portion of long-term loans
402.7
4,447.1
48.0
547.0
Total equity and liabilities
90,171.7
84,282.0
10,747.6
10,366.7
South African rand/US dollar conversion rate
8.39
8.13
South African rand/Australian dollar conversion rate
8.46
8.25

Net debt
11,457.4
9,460.4
1,365.6
1,163.7

Gold Fields Results
| 20
Condensed statement of changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2011
31,526.3
2,065.5
13,295.1
1,174.6
48,061.5
Total comprehensive income - 374.3 3,688.1 270.1
4,332.5
Profit for the period - - 3,688.1 106.3
3,794.4
Other comprehensive income - 374.3 - 163.8
538.1
Dividends paid - - (1,677.3) (22.8)
(1,700.1)
Share-based payments - 337.5 - -
337.5
Transactions with non-controlling interest - - - 0.7
0.7
Loans received from non-controlling interest - - - 79.4
79.4
Exercise of employee share options
11.9 - - -
11.9
Balance as at 30 June 2012
31,538.2
2,777.3
15,305.9
1,502.0
51,123.4
United States Dollars
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2011
4,597.9
(605.6)
1,774.8
144.5
5,911.6
Total comprehensive (expenses)/income - (141.0) 465.8 27.1
351.9
Profit for the period - - 465.8 13.4
479.2
Other comprehensive expenses - (141.0) - 13.7
(127.3)
Dividends paid - - (221.5) (2.7)
(224.2)
Share-based payments - 42.6 - -
42.6
Transactions with non-controlling interest - - - 0.1
0.1
Loans received from non-controlling interest - - - 10.0
10.0
Exercise of employee share options
1.5 - - -
1.5
Balance as at 30 June 2012
4,599.4
(704.0)
2,019.1
179.0
6,093.5
South African Rand
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2010
31,560.6
(38.3)
12,019.8
3,080.4
46,622.5
Total comprehensive income - 485.5 2,367.2 571.7
3,424.4
Profit for the period - - 2,367.2 570.9
2,938.1
Other comprehensive income - 485.5 - 0.8
486.3
Dividends paid - - (505.8) (15.1)
(520.9)
Share-based payments - 244.5 - -
244.5
Loans received from non-controlling interest - - - 88.5
88.5
Purchase of non-controlling interest - - (4,469.8) (2,660.9)
(7,130.7)
Treasury shares (81.4) - - -
(81.4)
Exercise of employee share options
19.7 - - -
19.7
Balance as at 30 June 2011
31,498.9
691.7
9,411.4
1,064.6
42,666.6
United States Dollars
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2010
4,602.7
207.4
1,640.6
456.4
6,907.1
Total comprehensive (expenses)/income - (52.5) 344.0 78.9
370.4
Profit for the period - - 344.0 83.0
427.0
Other comprehensive expenses - (52.5) - (4.1)
(56.6)
Dividends paid - - (73.2) (2.2)
(75.4)
Share-based payments - 35.5 - -
35.5
Loans received from non-controlling interest - - - 12.9
12.9
Purchase of non-controlling interest - - (657.6) (391.5)
(1,049.1)
Treasury shares (11.8) - - -
(11.8)
Exercise of employee share options
2.9 - - -
2.9
Balance as at 30 June 2011
4,593.8
190.4
1,253.8
154.5
6,192.5

Gold Fields Results
| 21
Statement of cash flows
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Six months to
June
2012
March
2012
June
2011
June
2012
June
2011
Cash flows from operating activities
4,194.5
2,742.2 2,954.2
6,936.7
5,736.7
Profit before royalties, tax and non-recurring items
3,107.6
3,303.6 2,716.5
6,411.2
5,168.6
Non-recurring items
(135.1)
(78.9) (100.6)
(214.0)
(183.2)
Amortisation and depreciation
1,577.0
1,522.0 1,277.2
3,099.0
2,517.2
South Deep BEE dividend paid
(20.0)
- -
(20.0)
(21.4)
Change in working capital
711.0
(519.0) 47.8
192.0
(242.8)
Royalties and taxation paid
(1,296.3)
(1,635.6) (984.9)
(2,931.9)
(1,646.9)
Other non-cash items
250.3
150.1 (1.8)
400.4
145.2
Dividends paid
(1.9)
(1,701.5) (7.3)
(1,703.4)
(571.7)
Owners of the parent
-
(1,677.3) -
(1,677.3)
(505.8)
Non-controlling interest holders
(1.9)
(24.2) (7.3)
(26.1)
(65.9)
Cash flows from investing activities
(3,362.4)
(3,488.8) (8,029.7)
(6,851.2)
(11,452.1)
Capital expenditure – additions
(3,330.0)
(2,649.7) (2,285.0)
(5,979.7)
(4,353.6)
Capital expenditure – proceeds on disposal
0.9
1.7 8.2
2.6
16.9
Payment for FSE
-
(833.8) -
(833.8)
-
La Cima non-controlling interest buy-out
-
(0.1) (1,242.6)
(0.1)
(2,611.0)
Ghana non-controlling interest buy-out
-
- (4,519.7)
-
(4,519.7)
Purchase of investments
(5.5)
(1.0) -
(6.5)
(0.7)
Proceeds on disposal of investments
4.3
4.4 12.0
8.7
23.5
Environmental and post-retirement health care payments
(32.1)
(10.3) (2.6)
(42.4)
(7.5)
Cash flows from financing activities
371.2
1,744.4 2,795.2
2,115.6
5,073.0
Loans received
6,232.3
1,833.8 3,927.3
8,066.1
7,099.1
Loans repaid
(5,904.9)
(136.9) (1,184.6)
(6,041.8)
(2,134.3)
Non-controlling interest holders’ loans received
33.6
45.8 46.6
79.4
88.5
Shares issued
10.2
1.7 5.9
11.9
19.7
Net cash inflow/(outflow)
1,201.4
(703.7) (2,287.6)
497.7
(1,214.1)
Translation adjustment
315.3
(193.4) 29.4
121.9
95.3
Cash at beginning of period
5,151.9
6,049.0
6,603.2
6,049.0
5,463.8
Cash at end of period
6,668.6
5,151.9 4,345.0
6,668.6
4,345.0
Cash flow from operating activities less capital expenditure – additions
864.5
92.5 669.2
957.0
1,383.1
United States Dollars
Quarter
Six months to
June
2012
March
2012
June
2011
June
2012
June
2011
Cash flows from operating activities
514.0
359.8 435.5
873.8
833.1
Profit before royalties, tax and non-recurring items
384.4
425.1 399.9
809.5
751.2
Non-recurring items
(16.8)
(10.2) (14.8)
(27.0)
(26.6)
Amortisation and depreciation
195.4
195.9 188.2
391.3
365.9
South Deep BEE dividend paid
(2.5)
- -
(2.5)
(3.1)
Change in working capital
91.0
(66.8) 6.3
24.2
(35.3)
Royalties and taxation paid
(168.8)
(203.5) (144.1)
(372.3)
(240.1)
Other non-cash items
31.3
19.3 -
50.6
21.1
Dividends paid
(0.2)
(224.5) (1.1)
(224.7)
(83.0)
Owners of the parent
-
(221.5) -
(221.5)
(73.2)
Non-controlling interest holders
(0.2)
(3.0) (1.1)
(3.2)
(9.8)
Cash flows from investing activities
(418.2)
(451.6) (1,185.1)
(869.8)
(1,677.2)
Capital expenditure – additions
(414.0)
(341.0) (336.4)
(755.0)
(632.8)
Capital expenditure – proceeds on disposal
0.1
0.2 1.3
0.3
2.5
Payment for FSE
-
(110.0) -
(110.0)
-
La Cima non-controlling interest buy-out
-
- (184.4)
-
(382.1)
Ghana non-controlling interest buy-out
-
- (667.0)
-
(667.0)
Purchase of investments
(0.7)
(0.1) -
(0.8)
(0.1)
Proceeds on disposal of investments
0.5
0.6 1.8
1.1
3.4
Environmental and post-retirement health care payments
(4.1)
(1.3) (0.4)
(5.4)
(1.1)
Cash flows from financing activities
46.4
230.0 403.9
276.4
734.1
Loans received
793.0
241.9 570.0
1,034.9
1,028.2
Loans repaid
(752.0)
(18.0) (173.8)
(770.0)
(309.9)
Non-controlling interest holders’ loans received
4.1
5.9 6.8
10.0
12.9
Shares issued
1.3
0.2 0.9
1.5
2.9
Net cash inflow/(outflow)
142.0
(86.3) (346.8)
55.7
(193.0)
Translation adjustment
(26.9)
22.0 23.2
(4.9)
14.1
Cash at beginning of period
679.7
744.0 954.2
744.0
809.5
Cash at end of period
794.8
679.7 630.6
794.8
630.6
Cash flow from operating activities less capital expenditure – additions
100.0
18.8 99.1
118.8
200.3

Gold Fields Results
| 22
Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Six months to
June
2012
March
2012
June
2011
June
2012
June
2011
Net earnings
1,606.4
2,081.7 1,266.8
3,688.1
2,367.2
(Profit)/loss on sale of assets
(0.7)
(1.7) 2.4
(2.4)
3.7
Taxation effect on sale of assets
0.4
0.3 (0.3)
0.7
(0.6)
Impairment of investments and assets
73.9
17.3 1.2
91.2
1.2
Headline earnings
1,680.0
2,097.6 1,270.1
3,777.6
2,371.5
Headline earnings per share – cents
230
290 176
520
329
Based on headline earnings as given above divided by 728,425,816 (March 2012 –
723,776,008 and June 2011 – 721,981,479) being the weighted average number of ordinary shares in issue.
United States Dollars
Quarter
Six months to
June
2012
March
2012
June
2011
June
2012
June
2011
Net earnings
198.0
267.8 186.3
465.8
344.0
(Profit)/loss on sale of assets
(0.1)
(0.2) 0.3
(0.3)
0.5
Taxation effect on sale of assets
-
0.1 (0.1)
0.1
(0.1)
Impairment of investments and assets
9.3
2.2 0.2
11.5
0.2
Headline earnings
207.2
269.9 186.7
477.1
344.6
Headline earnings per share – cents
29
37 26
66
48
Based on headline earnings as given above divided by 728,425,816 (March 2012 –
723,776,008 and June 2011 – 721,981,479) being the weighted average number of ordinary shares in issue.
Hedging / Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
· to protect cash flows at times of significant expenditure;
· for specific debt servicing requirements; and
· to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
South Africa forward exchange contracts*
· There were no contracts outstanding at the end of June 2012.
* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.
Debt maturity ladder
Figures are in millions unless otherwise stated
31 Dec 2012
31 Dec 2013
31 Dec 2014
1 Jan 2015
to
31 Dec 2020
Total
Committed loan facilities (including US$ bond)
Rand million
1,000.0 500.0 - 2,000.0
3,500.0
US dollar million
20.0 48.0 75.0 2,518.2
2,661.2
Dollar debt translated to rand
167.8 402.7 629.3 21,128.0
22,327.8
Total (R’m)
1,167.8
902.7
629.3
23,128.0
25,827.8
Utilisation – Committed loan facilities (including US$ bond)
Rand million
- - - 1,000.0
1,000.0
US dollar million
20.0 48.0 75.0 1,898.2
2,041.2
Dollar debt translated to rand
167.8 402.7 629.3 15,926.2
17,126.0
Total (R’m)
167.8
402.7
629.3
16,926.2
18,126.0
Long-term loans per balance sheet (R’m)
17,723.3
Current portion of long-term loans per balance sheet (R’m)
402.7
Total loans per balance sheet (R’m)
18,126.0
Exchange rate: US$1 = R8.39 being the closing rate at the end of the June 2012 quarter.

Gold Fields Results
| 23
Operating and financial results
South African Rand

Total
Mine
Operations
South Africa Region
Total
KDC
Beatrix
South Deep
Operating Results
Ore milled/treated (000 tonnes)
June 2012
14,339
3,829
2,396
894
539
March 2012 14,848
3,942 2,515 988 439
Year to date 29,187
7,771 4,911 1,882 978
Yield (grams per tonne)
June 2012
1.9
3.6
3.6
2.8
4.5
March 2012 1.8
3.1 3.1 2.5 4.2
Year to date 1.8
3.3 3.4 2.6 4.3
Gold produced (kilograms)
June 2012
27,524
13,595
8,698
2,477
2,420
March 2012
26,468
12,051 7,765 2,462 1,824
Year to date
53,992
25,646 16,463 4,939 4,244
Gold sold (kilograms)
June 2012
27,407
13,595
8,698
2,477
2,420
March 2012 26,718
12,051 7,765 2,462 1,824
Year to date 54,125
25,646 16,463 4,939 4,244
Gold price received (Rand per kilogram)
June 2012
414,642
421,846
421,223
422,891
423,017
March 2012 419,433
418,654 418,364 419,171 419,189
Year to date 417,007
420,346 419,875 421,037 421,371
Total cash cost (Rand per kilogram)
June 2012
220,546
248,503
242,596
273,436
244,215
March 2012 217,434
264,069 255,480 260,114 305,976
Year to date 219,010
255,818 248,673 266,795 270,759
Notional cash expenditure (Rand per kilogram)
June 2012
333,854
353,733
311,163
347,679
512,934
March 2012
316,582
372,218 322,421 308,570 670,121
Year to date
325,387
362,419 316,473 328,184 580,490
Operating costs (Rand per tonne)
June 2012
423
874
866
753
1,111
March 2012 394
804 784 638 1,292
Year to date 409
838 824 693 1,192
Financial Results (Rand million)
Revenue
June 2012
11,364.1
5,735.0
3,663.8
1,047.5
1,023.7
March 2012 11,206.4
5,045.2 3,248.6 1,032.0 764.6
Year to date 22,570.5
10,780.2 6,912.4 2,079.5 1,788.3
Net operating costs
June 2012
(5,973.1)
(3,345.7)
(2,073.8)
(673.2)
(598.7)
March 2012 (5,773.8)
(3,168.4) (1,970.8) (630.2) (567.4)
Year to date (11,746.9)
(6,514.1) (4,044.6) (1,303.4) (1,166.1)
- Operating costs
June 2012
(6,067.0)
(3,345.7)
(2,073.8)
(673.2)
(598.7)
March 2012 (5,857.3)
(3,168.4) (1,970.8) (630.2) (567.4)
Year to date
(11,924.3)
(6,514.1) (4,044.6) (1,303.4) (1,166.1)
- Gold inventory change
June 2012
93.9
-
-
-
-
March 2012 83.5
- - - -
Year to date 177.4
- - - -
Operating profit
June 2012
5,391.0
2,389.3
1,590.0
374.3
425.0
March 2012 5,432.6
1,876.8 1,277.8 401.8 197.2
Year to date 10,823.6
4,266.1 2,867.8 776.1 622.2
Amortisation of mining assets
June 2012
(1,540.0)
(793.9)
(489.1)
(140.4)
(164.4)
March 2012 (1,485.7)
(697.5) (404.4) (145.0) (148.1)
Year to date (3,025.7)
(1,491.4) (893.5) (285.4) (312.5)
Net operating profit
June 2012
3,851.0
1,595.4
1,100.9
233.9
260.6
March 2012
3,946.9
1,179.3 873.4 256.8 49.1
Year to date
7,797.9
2,774.7 1,974.3 490.7 309.7
Other expenses
June 2012
(241.7)
(95.0)
(61.3)
(14.1)
(19.6)
March 2012
(135.7)
(80.2) (47.6) (12.9) (19.7)
Year to date (377.4)
(175.2) (108.9) (27.0) (39.3)
Profit before royalties and taxation
June 2012
3,609.3
1,500.4
1,039.6
219.8
241.0
March 2012 3,811.2
1,099.1 825.8 243.9 29.4
Year to date 7,420.5
2,599.5 1,865.4 463.7 270.4
Royalties, mining and income taxation
June 2012
(1,261.8)
(490.5)
(346.0)
(71.5)
(73.0)
March 2012 (1,052.0)
665.6 496.7 152.1 16.8
Year to date (2,313.8)
175.1 150.7 80.6 (56.2)
- Normal taxation
June 2012
(712.4)
(247.7)
(206.7)
(41.0)
-
March 2012 (758.3)
(201.0) (141.5) (59.5) -
Year to date (1,470.7)
(448.7) (348.2) (100.5) -
- Royalties
June 2012
(332.9)
(115.6)
(89.8)
(20.7)
(5.1)
March 2012
(318.3)
(93.8) (64.6) (25.4) (3.8)
Year to date (651.2)
(209.4) (154.4) (46.1) (8.9)
- Deferred taxation
June 2012
(216.5)
(127.2)
(49.5)
(9.8)
(67.9)
March 2012 24.6
960.4 702.8 237.0 20.6
Year to date (191.9)
833.2 653.3 227.2 (47.3)
Profit before non-recurring items
June 2012
2,347.5
1,009.9
693.6
148.3
168.0
March 2012 2,759.2
1,764.7 1,322.5 396.0 46.2
Year to date 5,106.7
2,774.6 2,016.1 544.3 214.2
Non-recurring items
June 2012
(57.5)
(41.0)
(13.9)
(2.3)
(24.8)
March 2012 (68.4)
(52.6) (30.0) (2.9) (19.7)
Year to date (125.9)
(93.6) (43.9) (5.2) (44.5)
Net profit
June 2012
2,290.0
968.9
679.7
146.0
143.2
March 2012
2,690.8
1,712.1 1,292.5 393.1 26.5
Year to date
4,980.8
2,681.0 1,972.2 539.1 169.7
Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation
June 2012
2,372.9
997.8
689.6
147.6
160.6
March 2012 2,741.0
1,749.2 1,313.7 395.2 40.3
Year to date 5,113.9
2,747.0 2,003.3 542.8 200.9
Capital expenditure
June 2012
(3,122.0)
(1,463.3)
(632.7)
(188.0)
(642.6)
March 2012
(2,522.0)
(1,317.2) (532.8) (129.5) (654.9)
Year to date
(5,644.0)
(2,780.5) (1,165.5) (317.5) (1,297.5)

Gold Fields Results
| 24
Operating and financial results
South African Rand
West Africa Region
South
America
Region
Australasia Region
#
Ghana
Peru
Australia
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Operating Results
Ore milled/treated (000 tonnes)
June 2012
6,826
5,893
933
1,668
2,016
1,761
255
March 2012
7,233 6,013 1,220 1,676 1,997 1,773 224
Year to date
14,059 11,906 2,153 3,344 4,013 3,534 479
Yield (grams per tonne)
June 2012
1.0
0.9
1.3
1.6
2.3
2.0
4.5
March 2012 1.0 1.0 1.1 1.4 2.5 2.1 5.1
Year to date 1.0 0.9 1.2 1.5 2.4 2.0 4.8
Gold produced (kilograms)
June 2012
6,672
5,485
1,187
2,642
4,615
3,459
1,156
March 2012
7,144 5,765 1,379
2,379
4,894 3,743 1,151
Year to date
13,816 11,250 2,566
5,021
9,509 7,202 2,307
Gold sold (kilograms)
June 2012
6,672
5,485
1,187
2,525
4,615
3,459
1,156
March 2012 7,144 5,765 1,379 2,629 4,894 3,743 1,151
Year to date 13,816 11,250 2,566 5,154 9,509 7,202 2,307
Gold price received (Rand per kilogram)
June 2012
418,870
418,979
418,366
355,168
419,848
420,266
418,599
March 2012
419,751 419,289 421,682 421,149 419,963 420,732 417,463
Year to date
419,325 419,138 420,148 388,824 419,907 420,508 418,032
Total cash cost (Rand per kilogram)
June 2012
187,080
171,759
257,877
125,030
238,830
238,306
240,398
March 2012 160,442 148,760 209,282 133,359 230,956 226,743 244,657
Year to date 173,306 159,973 231,761 129,278 234,778 232,297 242,523
Notional cash expenditure (Rand per kilogram)
June 2012
302,998
267,657
466,302
183,460
406,002
409,569
395,329
March 2012
256,467 228,760 372,299 186,045 330,793 327,358 341,964
Year to date
278,937 247,724 415,783 184,684 367,294 366,843 368,704
Operating costs (Rand per tonne)
June 2012
192
168
343
192
543
460
1,112
March 2012 173 158 248 186 563 464 1,346
Year to date
182 163 289 189 553 462 1,222
Financial Results (Rand million)
Revenue
June 2012
2,794.7
2,298.1
496.6
896.8
1,937.6
1,453.7
483.9
March 2012 2,998.7 2,417.2 581.5 1,107.2 2,055.3 1,574.8 480.5
Year to date 5,793.4 4,715.3 1,078.1 2,004.0 3,992.9 3,028.5 964.4
Net operating costs
June 2012
(1,224.4)
(916.5)
(307.9)
(281.5)
(1,121.5)
(837.0)
(284.5)
March 2012 (1,103.9) (824.6) (279.3) (341.4) (1,160.1) (867.5) (292.6)
Year to date (2,328.3) (1,741.1) (587.2) (622.9) (2,281.6) (1,704.5) (577.1)
- Operating costs
June 2012
(1,307.7)
(988.0)
(319.7)
(319.6)
(1,094.0)
(810.4)
(283.6)
March 2012 (1,253.1) (950.2) (302.9) (310.9) (1,124.9) (823.3) (301.6)
Year to date (2,560.8) (1,938.2) (622.6) (630.5) (2,218.9) (1,633.7) (585.2)
- Gold inventory change
June 2012
83.3
71.5
11.8
38.1
(27.5)
(26.6)
(0.9)
March 2012 149.2 125.6 23.6 (30.5) (35.2) (44.2) 9.0
Year to date 232.5 197.1 35.4 7.6 (62.7) (70.8) 8.1
Operating profit
June 2012
1,570.3
1,381.6
188.7
615.3
816.1
616.7
199.4
March 2012 1,894.8 1,592.6 302.2 765.8 895.2 707.3 187.9
Year to date 3,465.1 2,974.2 490.9 1,381.1 1,711.3 1,324.0 387.3
Amortisation of mining assets
June 2012
(287.6)
(233.9)
(53.7)
(91.5)
(367.0)
March 2012 (296.1) (238.9) (57.2) (100.0) (392.1)
Year to date (583.7) (472.8) (110.9) (191.5) (759.1)
Net operating profit
June 2012
1,282.7
1,147.7
135.0
523.8
449.1
March 2012
1,598.7 1,353.7 245.0 665.8 503.1
Year to date 2,881.4 2,501.4 380.0 1,189.6 952.2
Other expenses
June 2012
(69.1)
(51.1)
(18.0)
(58.1)
(19.5)
March 2012 (56.9) (40.7) (16.2) 1.9 (0.5)
Year to date (126.0) (91.8) (34.2) (56.2) (20.0)
Profit before royalties and taxation
June 2012
1,213.6
1,096.6
117.0
465.7
429.6
March 2012
1,541.8 1,313.0 228.8 667.7 502.6
Year to date 2,755.4 2,409.6 345.8 1,133.4 932.2
Royalties, mining and income taxation
June 2012
(528.4)
(469.7)
(58.7)
(82.1)
(160.8)
March 2012 (1,259.4) (1,091.3) (168.1) (268.2) (190.0)
Year to date (1,787.8) (1,561.0) (226.8) (350.3) (350.8)
- Normal taxation
June 2012
(326.4)
(317.1)
(9.3)
(138.3)
-
March 2012
(359.0) (321.0) (38.0) (198.3) -
Year to date
(685.4) (638.1) (47.3) (336.6) -
- Royalties
June 2012
(139.7)
(114.9)
(24.8)
(32.8)
(44.8)
March 2012 (150.0) (120.9) (29.1) (22.5) (52.0)
Year to date (289.7) (235.8) (53.9) (55.3) (96.8)
- Deferred taxation
June 2012
(62.3)
(37.7)
(24.6)
89.0
(116.0)
March 2012
(750.4) (649.4) (101.0) (47.4) (138.0)
Year to date (812.7) (687.1) (125.6) 41.6 (254.0)
Profit before non-recurring items
June 2012
685.2
626.9
58.3
383.6
268.8
March 2012 282.4 221.7 60.7 399.5 312.6
Year to date 967.6 848.6 119.0 783.1 581.4
Non-recurring items
June 2012
(10.8)
(1.6)
(9.2)
0.1
(5.8)
March 2012
(9.2) - (9.2) (6.8) 0.2
Year to date (20.0) (1.6) (18.4) (6.7) (5.6)
Net profit
June 2012
674.4
625.3
49.1
383.7
263.0
March 2012 273.2 221.7 51.5 392.7 312.8
Year to date 947.6 847.0 100.6 776.4 575.8
Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation
June 2012
704.0
643.8
60.2
408.6
262.5
March 2012
291.8 231.2 60.6 386.8 313.2
Year to date 995.8 875.0 120.8 795.4 575.7
Capital expenditure
June 2012
(713.9)
(480.1)
(233.8)
(165.1)
(779.7)
(606.3)
(173.4)
March 2012
(579.1) (368.6) (210.5) (131.7) (494.0) (402.0) (92.0)
Year to date (1,293.0) (848.7) (444.3) (296.8) (1,273.7) (1,008.3) (265.4)
#
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Gold Fields Results
| 25
Operating and financial results
United States Dollars

Total
Mine
Operations
South Africa Region
Total
KDC
Beatrix
South Deep
Operating Results
Ore milled/treated (000 tonnes)
June 2012
14,339
3,829
2,396
894
539
March 2012
14,848 3,942 2,515 988 439
Year to date
29,187 7,771 4,911 1,882 978
Yield (ounces per tonne)
June 2012
0.062
0.114
0.117
0.089
0.144
March 2012 0.057 0.098 0.099 0.080 0.134
Year to date 0.059 0.106 0.108 0.084 0.140
Gold produced (000 ounces)
June 2012
884.9
437.1
279.6
79.6
77.8
March 2012 851.0 387.4 249.7 79.2 58.6
Year to date 1,735.9 824.6 529.3 158.8 136.4
Gold sold (000 ounces)
June 2012
881.2
437.1
279.6
79.6
77.8
March 2012 859.0 387.4 249.7 79.2 58.6
Year to date 1,740.2 824.6 529.3 158.8 136.4
Gold price received (dollars per ounce)
June 2012
1,600
1,628
1,625
1,632
1,632
March 2012
1,679 1,676 1,675 1,678 1,678
Year to date
1,638 1,651 1,649 1,653 1,655
Total cash cost (dollars per ounce)
June 2012
851
959
936
1,055
942
March 2012 870 1,057 1,023 1,041 1,225
Year to date 860 1,005 977 1,048 1,063
Notional cash expenditure (dollars per ounce)
June 2012
1,288
1,365
1,201
1,342
1,979
March 2012 1,267 1,490 1,291 1,235 2,683
Year to date 1,278 1,423 1,243 1,289 2,280
Operating costs (dollars per tonne)
June 2012
52
108
107
93
138
March 2012 51 103 101 82 166
Year to date 52 106 104 87 151
Financial Results ($ million)
Revenue
June 2012
1,407.5
711.8
454.7
129.7
127.4
March 2012
1,442.3 649.3 418.1 132.8 98.4
Year to date
2,849.8 1,361.1 872.8 262.6 225.8
Net operating costs
June 2012
(740.1)
(414.7)
(257.0)
(83.5)
(74.2)
March 2012 (743.1) (407.8) (253.6) (81.1) (73.0)
Year to date (1,483.2) (822.5) (510.7) (164.6) (147.2)
- Operating costs
June 2012
(751.8)
(414.7)
(257.0)
(83.5)
(74.2)
March 2012 (753.8) (407.8) (253.6) (81.1) (73.0)
Year to date (1,505.6) (822.5) (510.7) (164.6) (147.2)
- Gold inventory change
June 2012
11.7
-
-
-
-
March 2012 10.7 - - - -
Year to date 22.4 - - - -
Operating profit
June 2012
667.4
297.1
197.6
46.3
53.2
March 2012 699.2 241.5 164.5 51.7 25.4
Year to date
1,366.6 538.6 362.1 98.0 78.6
Amortisation of mining assets
June 2012
(190.8)
(98.5)
(60.8)
(17.4)
(20.4)
March 2012 (191.2) (89.8) (52.0) (18.7) (19.1)
Year to date (382.0) (188.3) (112.8) (36.0) (39.5)
Net operating profit
June 2012
476.6
198.6
136.9
28.9
32.8
March 2012 508.0 151.8 112.4 33.1 6.3
Year to date 984.6 350.3 249.3 62.0 39.1
Other expenses
June 2012
(30.2)
(11.8)
(7.6)
(1.7)
(2.4)
March 2012 (17.5) (10.3) (6.1) (1.7) (2.5)
Year to date (47.7) (22.1) (13.8) (3.4) (5.0)
Profit before royalties and taxation
June 2012
446.4
186.8
129.2
27.2
30.4
March 2012 490.5 141.5 106.3 31.4 3.8
Year to date
936.9 328.2 235.5 58.5 34.1
Royalties, mining and income taxation
June 2012
(156.8)
(63.6)
(44.9)
(9.4)
(9.3)
March 2012
(135.4) 85.7 63.9 19.6 2.2
Year to date (292.1) 22.1 19.0 10.2 (7.1)
- Normal taxation
June 2012
(88.1)
(30.8)
(25.8)
(5.0)
-
March 2012 (97.6) (25.9) (18.2) (7.7) -
Year to date (185.7) (56.7) (44.0) (12.7) -
- Royalties
June 2012
(41.3)
(14.4)
(11.2)
(2.6)
(0.6)
March 2012 (41.0) (12.1) (8.3) (3.3) (0.5)
Year to date (82.2) (26.4) (19.5) (5.8) (1.1)
- Deferred taxation
June 2012
(27.4)
(18.4)
(8.0)
(1.8)
(8.6)
March 2012 3.2 123.6 90.5 30.5 2.7
Year to date
(24.2)
105.2 82.5 28.7 (6.0)
Profit before non-recurring items
June 2012
289.7
123.2
84.4
17.8
21.1
March 2012
355.1 227.1 170.2 51.0 5.9
Year to date
644.8 350.3 254.6 68.7 27.0
Non-recurring items
June 2012
(7.1)
(5.0)
(1.7)
(0.3)
(3.1)
March 2012 (8.8) (6.8) (3.9) (0.4) (2.5)
Year to date (15.9) (11.8) (5.5) (0.7) (5.6)
Net profit
June 2012
282.6
118.2
82.7
17.5
18.0
March 2012 346.3 220.3 166.3 50.6 3.4
Year to date 628.9 338.5 249.0 68.1 21.4
Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation
June 2012
292.9
121.7
83.9
17.7
20.2
March 2012 352.8 225.1 169.1 50.9 5.2
Year to date 645.7 346.8 252.9 68.5 25.4
Capital expenditure
June 2012
(388.0)
(181.5)
(78.6)
(23.4)
(79.5)
March 2012
(324.6) (169.5) (68.6) (16.7) (84.3)
Year to date (712.6) (351.1) (147.2) (40.1) (163.8)
Average exchange rates were US$1 = R8.06 and US$1 = R7.77 for the June 2012 and March 2012 quarters respectively.
The Australian dollar exchange rates were A$1 = R8.16 and A$1 = R8.19 for the June 2012 and March 2012 quarters respectively.

Gold Fields Results
| 26
Operating and financial results
United States Dollars
West Africa Region
South
America
Region
Australasia Region
Australian
Dollars
Ghana
Peru
Australia
#
Australasia Region
#
Total
Tarkwa Damang
Cerro
Corona
Total
St Ives
Agnew
Total
St Ives
Agnew
Operating Results
Ore milled/treated
June 2012
6,826
5,893
933
1,668
2,016
1,761
255
2,016
1,761
255
(000 tonnes) March 2012 7,233 6,013 1,220 1,676 1,997 1,773 224 1,997 1,773 224
Year to date 14,059 11,906 2,153 3,344 4,013 3,534 479 4,013 3,534 479
Yield (ounces per tonne)
June 2012
0.031
0.030
0.041
0.051
0.074
0.063
0.146
0.074
0.063
0.146
March 2012 0.032 0.031 0.036 0.046 0.079 0.068 0.165 0.079 0.068 0.165
Year to date 0.032 0.030 0.038 0.048 0.076 0.066 0.155 0.076 0.066 0.155
Gold produced (000 ounces)
June 2012
214.5
176.3
38.2
84.9
148.4
111.2
37.2
148.4
111.2
37.2
March 2012 229.7 185.3 44.3 76.5 157.3 120.3 37.0 157.3 120.3 37.0
Year to date 444.2 361.7 82.5 161.4 305.7 231.5 74.2 305.7 231.5 74.2
Gold sold (000 ounces)
June 2012
214.5
176.3
38.2
81.2
148.4
111.2
37.2
148.4
111.2
37.2
March 2012 229.7 185.3 44.3 84.5 157.3 120.3 37.0 157.3 120.3 37.0
Year to date 444.2 361.7 82.5 165.7 305.7 231.5 74.2 305.7 231.5 74.2
Gold price received
June 2012
1,616
1,617
1,614
1,371
1,620
1,622
1,615
1,600
1,602
1,596
(dollars per ounce) March 2012 1,680 1,678 1,688 1,686 1,681 1,684 1,671 1,595 1,598 1,585
Year to date 1,647 1,646 1,650 1,527 1,649 1,651 1,642 1,597 1,599 1,590
Total cash cost
June 2012
722
663
995
482
922
920
928
910
908
916
(dollars per ounce) March 2012 642 595 838 534 925 908 979 877 861 929
Year to date 681 628 910 508 922 912 952 893 883 922
Notional cash expenditure
June 2012
1,169
1,033
1,799
708
1,567
1,581
1,526
1,548
1,561
1,507
(dollars per ounce)
March 2012
1,027 916 1,490 745 1,324 1,310 1,369 1,256 1,243 1,299
Year to date 1,095 973 1,633 725 1,442 1,441 1,448 1,397 1,395 1,402
Operating costs
June 2012
24
21
43
24
67
57
138
67
56
136
(dollars per tonne) March 2012 22 20 32 24 72 60 173 69 57 164
Year to date 23 21 37 24 70 58 154 68 57 149
Financial Results ($ million)
Revenue
June 2012
345.6
284.3
61.3
110.5
239.6
179.7
59.9
237.2
177.9
59.2
March 2012 385.9 311.1 74.8 142.5 264.5 202.7 61.8 251.0 192.3 58.7
Year to date 731.5 595.4 136.1 253.0 504.2 382.4 121.8 488.1 370.2 117.9
Net operating costs
June 2012
(151.9)
(113.7)
(38.2)
(34.7)
(138.8)
(103.6)
(35.2)
(137.3)
(102.5)
(34.8)
March 2012
(142.1) (106.1) (35.9) (43.9) (149.3) (111.6) (37.7) (141.6) (105.9) (35.7)
Year to date (294.0) (219.8) (74.1) (78.6) (288.1) (215.2) (72.9) (278.9) (208.4) (70.6)
- Operating costs
June 2012
(162.1)
(122.4)
(39.6)
(39.6)
(135.4)
(100.3)
(35.1)
(133.9)
(99.2)
(34.7)
March 2012 (161.3) (122.3) (39.0) (40.0) (144.8) (106.0) (38.8) (137.4) (100.5) (36.8)
Year to date (323.3) (244.7) (78.6) (79.6) (280.2) (206.3) (73.9) (271.3) (199.7) (71.5)
- Gold inventory change
June 2012
10.2
8.7
1.4
4.9
(3.4)
(3.3)
(0.1)
(3.4)
(3.3)
(0.1)
March 2012
19.2 16.2 3.0 (3.9) (4.5) (5.7) 1.2 (4.3) (5.4) 1.1
Year to date
29.4 24.9 4.5 1.0 (7.9) (8.9) 1.0 (7.7) (8.7) 1.0
Operating profit
June 2012
193.7
170.6
23.1
75.8
100.9
76.1
24.7
99.9
75.5
24.4
March 2012 243.9 205.0 38.9 98.6 115.2 91.0 24.2 109.3 86.4 22.9
Year to date 437.5 375.5 62.0 174.4 216.1 167.2 48.9 209.2 161.9 47.3
Amortisation of mining assets
June 2012
(35.6)
(29.0)
(6.6)
(11.3)
(45.4)
(44.9)
March 2012 (38.1) (30.7) (7.4) (12.9) (50.5) (47.9)
Year to date
(73.7) (59.7) (14.0) (24.2) (95.8) (92.8)
Net operating profit
June 2012
158.1
141.6
16.4
64.5
55.5
55.0
March 2012 205.8 174.2 31.5 85.7 64.7 61.4
Year to date 363.8 315.8 48.0 150.2 120.2 116.4
Other expenses
June 2012
(8.6)
(6.4)
(2.2)
(7.3)
(2.5)
(2.4)
March 2012 (7.3) (5.2) (2.1) 0.2 (0.1) (0.1)
Year to date
(15.9) (11.6) (4.3) (7.1) (2.5) (2.4)
Profit before royalties and
June 2012
149.5
135.3
14.2
57.2
53.0
52.6
taxation
March 2012 198.4 169.0 29.4 85.9 64.7 61.4
Year to date 347.9 304.2 43.7 143.1 117.7 114.0
Royalties, mining and income
taxation
June 2012
(63.6)
(56.6)
(7.0)
(9.7)
(19.8)
(19.7)
March 2012 (162.1) (140.5) (21.6) (34.5) (24.5) (23.2)
Year to date
(225.7) (197.1) (28.6) (44.2) (44.3) (42.9)
- Normal taxation
June 2012
(40.3)
(39.3)
(1.1)
(17.0)
-
-
March 2012 (46.2) (41.3) (4.9) (25.5) - -
Year to date (86.5) (80.6) (6.0) (42.5) - -
- Royalties
June 2012
(17.3)
(14.2)
(3.1)
(4.1)
(5.5)
(5.5)
March 2012 (19.3) (15.6) (3.7) (2.9) (6.7) (6.3)
Year to date
(36.6) (29.8) (6.8) (7.0) (12.2) (11.8)
- Deferred taxation
June 2012
(6.0)
(3.2)
(2.9)
11.4
(14.3)
(14.2)
March 2012 (96.6) (83.6) (13.0) (6.1) (17.8) (16.8)
Year to date (102.6) (86.8) (15.9) 5.3 (32.1) (31.1)
Profit before
June 2012
85.8
78.6
7.2
47.5
33.2
32.9
non-recurring items
March 2012 36.3 28.5 7.8 51.4 40.2 38.2
Year to date 122.2 107.1 15.0
98.9
73.4 71.1
Non-recurring items
June 2012
(1.3)
(0.2)
(1.1)
-
(0.7)
(0.7)
March 2012 (1.2) - (1.2) (0.9) - -
Year to date (2.5) (0.2) (2.3) (0.8) (0.7) (0.7)
Net profit
June 2012
84.5
78.4
6.1
47.5
32.4
32.2
March 2012 35.2 28.5 6.6 50.5 40.3 38.2
Year to date 119.6 106.9 12.7 98.0 72.7 70.4
Normalised earnings - net earnings excluding
gains and losses on foreign exchange, financial
instruments, non-recurring items and share of
results of associates after royalties and taxation
June 2012
88.2
80.7
7.5
50.6
32.4
32.1
March 2012 37.6 29.8 7.8 49.8 40.3 38.2
Year to date 125.7 110.5 15.3 100.4 72.7 70.4
Capital expenditure
June 2012
(88.7)
(59.7)
(29.0)
(20.5)
(97.2)
(75.6)
(21.7)
(95.4)
(74.2)
(21.2)
March 2012 (74.5) (47.4) (27.1) (16.9) (63.6) (51.7) (11.8) (60.3) (49.1) (11.2)
Year to date
(163.3)
(107.2) (56.1) (37.5) (160.8) (127.3) (33.5)
(155.7) (123.3) (32.4)
#
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

Gold Fields Results
| 27
Total cash cost
Gold Industry Standards Basis
Figures are in South African rand millions unless otherwise stated
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Total
Mine
Operations
Ghana
Peru
Australia
Total
KDC
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Operating costs
(1)
June 2012
(6,067.0)
(3.345.7)     (2,073.8)
(673.2)
(598.7)
(1,307.7)
(988.0)
(319.7)
(319.6)
(1,094.0)
(810.4)
(283.6)
March 2012 (5,857.3)
(3,168.4)     (1,970.8)
(630.2) (567.4) (1,253.1) (950.2) (302.9) (310.9) (1,124.9) (823.3) (301.6)
Year to date (11,924.3)
(6,514.1)     (4,044.6)
(1,303.4)      (1,166.1)
(2,560.8)      (1,938.2)
(622.6) (630.5)
(2,218.9)      (1,633.7)
(585.2)
Gold-in-process and
June 2012
97.2
-
-
-
-
85.2
70.6
14.6
30.5
(18.5)
(19.4)
0.9
inventory change* March 2012 83.9 - - - - 132.9 116.6 16.3 (22.2) (26.8) (32.4) 5.6
Year to date 181.1 - - - - 218.1 187.2 30.9 8.3 (45.3) (51.8) 6.5
Less:
June 2012
(31.6)
(14.4)
(8.8)
(3.6)
(2.0)
(7.9)
(6.3)
(1.6)
(2.1)
(7.2)
(5.8)
(1.4)
Rehabilitation costs March 2012 (33.3) (14.4) (8.8) (3.6) (2.0) (9.7) (8.1) (1.6) (2.0) (7.2) (5.8) (1.4)
Year to date (64.9) (28.8) (17.6) (7.2) (4.0) (17.6) (14.4) (3.2) (4.1) (14.4) (11.6) (2.8)
General and admin
June 2012
(226.6)
(68.5)
(44.7)
(13.0)
(10.8)
(106.1)
(83.9)
(22.2)
(4.1)
(47.9)
(33.4)
(14.5)
March 2012 (249.0) (65.5) (42.8) (11.6) (11.1) (114.3) (88.8) (25.5) (3.0) (66.2) (42.2) (24.0)
Year to date (475.6) (134.0) (87.5) (24.6) (21.9) (220.4) (172.7) (47.7) (7.1) (114.1) (75.6) (38.5)
Plus:
June 2012
(332.9)
(115.6)
(89.8)
(20.7)
(5.1)
(139.7)
(114.9)
(24.8)
(32.8)
(44.8)
(33.7)
(11.1)
Royalties March 2012 (318.3) (93.8) (64.6) (25.4) (3.8) (150.0) (120.9) (29.1) (22.5) (52.0) (41.0) (11.0)
Year to date (651.2) (209.4) (154.4) (46.1) (8.9) (289.7) (235.8) (53.9) (55.3) (96.8) (74.7) (22.1)
TOTAL CASH COST
(2)
June 2012
(6,044.5)
(3,378.4)     (2,110.1)
(677.3)
(591.0)
(1,248.2)
(942.1)
(306.1)
(315.7)
(1,102.2)
(824.3)
(277.9)
March 2012 (5,809.4)
(3,182.3)      (1,983.8)
(640.4) (558.1) (1,146.2) (857.6) (288.6) (350.6) (1,130.3) (848.7) (281.6)
Year to date (11,853.9)
(6,560.7)      (4,093.9)
(1,317.7)      (1,149.1)
(2,394.4)     (1,799.7)
(594.7) (666.3)
(2,232.5)      (1,673.0)
(559.5)
Plus:
June 2012
(1,543.3)
(793.9)
(489.1)
(140.4)
(164.4)
(289.5)
(233.0)
(56.5)
(83.9)
(376.0)
Amortisation* March 2012 (1,486.1) (697.5) (404.4) (145.0) (148.1) (279.8) (229.9) (49.9) (108.3) (400.5)
Year to date (3,029.4) (1,491.4) (893.5) (285.4) (312.5) (569.3) (462.9) (106.4) (192.2) (776.5)
Rehabilitation
June 2012
(31.6)
(14.4)
(8.8)
(3.6)
(2.0)
(7.9)
(6.3)
(1.6)
(2.1)
(7.2)
March 2012 (33.3) (14.4) (8.8) (3.6) (2.0) (9.7) (8.1) (1.6) (2.0) (7.2)
Year to date (64.9) (28.8) (17.6) (7.2) (4.0) (17.6) (14.4) (3.2) (4.1) (14.4)
TOTAL PRODUCTION
June 2012
(7,619.4)
(4,186.7)     (2,608.0)
(821.3)
(757.4)
(1,545.6)      (1,181.4)
(364.2)
(401.7)         (1,485.4)
COST
(3)
March 2012 (7,328.8)
(3,894.2)      (2,397.0)
(789.0) (708.2)
(1,435.7)      (1,095.6)
(340.1)
(460.9)         (1,538.0)
Year to date (14,948.2)
(8,080.9)      (5,005.0)
(1,610.3)      (1,465.6)
(2,981.3)      (2,277.0)
(704.3)
(862.6)         (3,023.4)
Gold sold
June 2012
881.2
437.1
279.6
79.6
77.8
214.5
176.3
38.2
81.2
148.4
111.2
37.2
– thousand ounces
March 2012 859.0 387.4 249.7 79.2 58.6 229.7 185.3 44.3 84.5 157.3 120.3 37.0
Year to date 1,740.2 824.6 529.3 158.8 136.4 444.2 361.7 82.5 165.7 305.7 231.5 74.2
TOTAL CASH COST
June 2012
851
959
936
1,055
942
722
663
995
482
922
920
928
– US$/oz
March 2012 870 1,057 1,023 1,041 1,225 642 595 838 534 925 908 979
Year to date 860 1,005 977 1,048 1,063 681 628 910 508 922 912 952
TOTAL CASH COST
June 2012
220,546
248,503        242,596
273,436
244,215
187,080
171,759
257,877
125,030
238,830
238,306
240,398
– R/kg
March 2012 217,434
264,069        255,480
260,114 305,976 160,442 148,760 209,282 133,359 230,956 226,743 244,657
Year to date 219,010
255,818        248,673
266,795 270,759 173,306 159,973 231,761 129,278 234,778 232,297 242,523
TOTAL PRODUCTION
June 2012
1,073
1,188
1,157
1,280
1,208
894
831
1,184
614
1,242
COST – US$/oz
March 2012 1,098 1,294 1,236 1,283 1,554 804 761 987 702 1,258
Year to date 1,085 1,237 1,194 1,280 1,356 847 795 1,078 657 1,249
TOTAL PRODUCTION
June 2012
278,009
307,959        299,839
331,570
312,975
231,655
215,387
306,824
159,089
321,863
COST – R/kg
March 2012 274,302
323,143        308,693
320,471 388,268 200,966 190,043 246,628 175,314 314,262
Year to date 276,179
315,094        304,015
326,038 345,335 215,786 202,400 274,474 167,365 317,951
DEFINITIONS
Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and non-recurring items.
(2)
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3)
Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates were US$1 = R8.06 and US$1 = R7.77 for the June 2012 and March 2012 quarters respectively.

Gold Fields Results
| 28
Capital expenditure
Figures are in South African rand millions unless otherwise stated
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Corporate
Ghana
Peru
Australia
Total
Group
Total
KDC
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Sustaining capital
June 2012
(1,733.0)
(221.5)
(148.5)
(73.0)
-
(685.8)
(480.1)
(205.7)
(165.1)
(651.6)
(523.4)
(128.2)
(9.0)
March 2012 (1,222.8)
(136.7) (106.6) (30.1) - (554.2) (368.6) (185.6) (131.7) (396.7) (333.9) (62.8) (3.5)
Year to date (2,955.8)
(358.2) (255.1) (103.1) - (1,240.0) (848.7) (391.3) (296.8) (1,048.3) (857.3) (191.0) (12.5)
Ore reserve
June 2012
(599.2)
(599.2)
(484.2)
(115.0)
-
-
- -
-
-
- -
-
development March 2012 (525.6)
(525.6) (426.2) (99.4) - - - - - - - - -
Year to date
(1,124.8)        (1,124.8)
(910.4) (214.4) - - - - - - - - -
Project capital
#
June 2012
(776.5)
(642.6)
-
-
(642.6)
-
- -
-
-
- -
(133.9)
March 2012 (737.5) (654.9) - - (654.9) - - - - - - - (82.6)
Year to date (1,514.0)
(1,297.5) -
-    (1,297.5)
- - - - - - -
(216.5)
Brownfields
June 2012
(156.2)
-
-
-
-
(28.1)
-
(28.1)
-
(128.1)
(82.9)
(45.2)
-
exploration March 2012 (122.2)
- - - - (24.9) - (24.9) - (97.3) (68.1) (29.2) -
Year to date (278.4)
- - - - (53.0) - (53.0) - (225.4) (151.0) (74.4) -
Total capital
June 2012
(3,264.9)
(1,463.3)
(632.7)
(188.0)
(642.6)
(713.9)
(480.1)
(233.8)
(165.1)
(779.7)
(606.3)
(173.4)
(142.9)
expenditure March 2012 (2,608.1)
(1,317.2) (532.8) (129.5) (654.9) (579.1) (368.6) (210.5) (131.7) (494.0) (402.0) (92.0)
(86.1)
Year to date (5,873.0)
(2,780.5)     (1,165.5)
(317.5)     (1,297.5)
(1,293.0) (848.7) (444.3) (296.8)
(1,273.7)      (1,008.3)
(265.4) (229.0)
#
Project capital expenditure under
Corporate in the June quarter includes R22 million (US$3 million) at the Arctic Platinum project (APP), R67 million (US$8 million) at Chucapaca being our 51 per cent share in this project, R35 million (US$4 million) at the Damang super-pit project together with general corporate capital expenditure. This compares with expenditure during the March quarter of R50 million (US$6 million) at APP, R44 million (US$6 million) at Chucapaca, being our 51 per cent share in this project, together with general corporate capital expenditure and a reversal of an over provision at the Damang super-pit project. The table above includes only includes Gold Fields’ 51 per cent share of capital expenditure in Chucapaca, resulting in total capital expenditure of R3,265 million
(US$405 million) compared with R3,330 million (US$414 million) as reported in the Statement of Cash flows.
Notional cash expenditure
##
Figures are in South African rand millions unless otherwise stated
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Corporate
Ghana
Peru
Australia
Total
Group
Total
KDC
Beatrix
South
Deep
Total
Tarkwa     Damang
Cerro
Corona
Total
St Ives
Agnew
Operating costs
June 2012
(6,067.0)
(3,345.7)     (2,073.8)
(673.2)
(598.7)
(1,307.7)
(988.0)
(319.7)
(319.6)       (1,094.0)
(810.4)
(283.6)
-
March 2012
(5,857.3)
(3,168.4)     (1,970.8)
(630.2) (567.4) (1,253.1) (950.2) (302.9)
(310.9)        (1,124.9)
(823.3) (301.6) -
Year to date
(11,924.3)
(6,514.1)     (4,044.6)      (1,303.4)     (1,166.1)
(2,560.8)     (1,938.2)
(622.6)
(630.5)         (2,218.9)      (1,633.7)
(585.2) -
Capital
June 2012
(3,264.9)
(1,463.3)
(632.7)
(188.0)
(642.6)
(713.9)
(480.1)
(233.8)
(165.1)
(779.7)
(606.3)
(173.4)
(142.9)
expenditure
March 2012
(2,608.1)
(1,317.2) (532.8) (129.5) (654.9) (579.1) (368.6) (210.5) (131.7) (494.0) (402.0) (92.0)
(86.1)
Year to date
(5,873.0)
(2,780.5)     (1,165.5)
(317.5)     (1,297.5)
(1,293.0) (848.7) (444.3)
(296.8)        (1,273.7)       (1,008.3)
(265.4)
(229.0)
Notional cash
June 2012
339,046
353,733
311,163
347,679
512,934
302,998
267,657
466,302
183,460
406,002
409,569      395,329
-
expenditure March 2012 319,835 372,218 322,421 308,570 670,121 256,467 228,760 372,299 186,045 330,793
327,358      341,964
-
– R/kg Year to date 329,628 362,419 316,473 328,184 580,490 278,937 247,724 415,783 184,684 367,294
366,843      368,704
-
Notional cash
June 2012
1,308
1,365
1,201
1,342
1,979
1,169
1,033
1,799
708
1,567
1,581
1,526
-
expenditure March 2012 1,280 1,490 1,291 1,235 2,683 1,027 916 1,490 745 1,324 1,310 1,369 -
– US$/oz Year to date 1,295 1,423 1,243 1,289 2,280 1,095 973 1,633 725 1,442 1,441 1,448 -
##
Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure, excluding minority interest in projects, divided by gold produced.

Gold Fields Results
| 29
Underground and surface
South African rand and metric units
Operating Results
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Total
Mine
Operations
Ghana
Peru
Australia
Total
KDC
Beatrix
South
Deep
#
Total
Tarkwa Damang
Cerro
Corona
Total
St Ives
Agnew
Ore milled/treated (000 tonnes)
- underground
June 2012
2,635
2,160
1,078
543
539
-
-
-
-
475
330
145
March 2012
2,479
1,968
990
539
439
-
-
-
-
511
398
113
Year to date
5,114
4,128
2,068
1,082
978
-
-
-
-
986
728
258
- surface
June 2012
11,704
1,669
1,318
351
-
6,826
5,893
933
1,668
1,541
1,431
110
March 2012
12,369
1,974
1,525
449
-
7,233
6,013
1,220
1,676
1,486
1,375
111
Year to date
24,073
3,643
2,843
800
-
14,059
11,906
2,153
3,344
3,027
2,806
221
- total
June 2012
14,339
3,829
2,396
894
539
6,826
5,893
933
1,668
2,016
1,761
255
March 2012
14,848
3,942
2,515
988
439
7,233
6,013
1,220
1,676
1,997
1,773
224
Year to date
29,187
7,771
4,911
1,882
978
14,059
11,906
2,153
3,344
4,013
3,534
479
Yield (grams per tonne)
- underground
June 2012
5.8
5.8
7.2
4.4
5.8
-
-
-
-
5.8
5.4
6.6
March 2012
5.5
5.4
6.5
4.4
5.3
-
-
-
-
5.9
5.1
8.8
Year to date
5.7
5.6
6.9
4.4
5.5
-
-
-
-
5.9
5.3
7.5
- surface
June 2012
1.0
0.6
0.7
0.3
-
1.0
0.9
1.3
1.6
1.2
1.2
1.8
March 2012
1.0
0.7
0.8
0.2
-
1.0
1.0
1.1
1.4
1.3
1.2
1.4
Year to date
1.0
0.7
0.8
0.3
-
1.0
0.9
1.2
1.5
1.2
1.2
1.6
- combined
June 2012
1.9
3.6
3.6
2.8
4.5
1.0
0.9
1.3
1.6
2.3
2.0
4.5
March 2012
1.8
3.1
3.1
2.5
4.2
1.0
1.0
1.1
1.4
2.5
2.1
5.1
Year to date
1.8
3.3
3.4
2.6
4.3
1.0
0.9
1.2
1.5
2.4
2.0
4.8
Gold produced (kilograms)
- underground
June 2012
15,315
12,567
7,758
2,389
2,420
-
-
-
-
2,748
1,795
953
March 2012
13,682
10,646
6,472
2,350
1,824
-
-
-
-
3,036
2,042
994
Year to date
28,997
23,213
14,230
4,739
4,244
-
-
-
-
5,784
3,837
1,947
- surface
June 2012
12,209
1,028
940
88
-
6,672
5,485
1,187
2,642
1,867
1,664
203
March 2012
12,786
1,405
1,293
112
-
7,144
5,765
1,379
2,379
1,858
1,701
157
Year to date
24,995
2,433
2,233
200
-
13,816
11,250
2,566
5,021
3,725
3,365
360
- total
June 2012
27,524
13,595
8,698
2,477
2,420
6,672
5,485
1,187
2,642
4,615
3,459
1,156
March 2012
26,468
12,051
7,765
2,462
1,824
7,144
5,765
1,379
2,379
4,894
3,743
1,151
Year to date
53,992
25,646
16,463
4,939
4,244
13,816
11,250
2,566
5,021
9,509
7,202
2,307
Operating costs (Rand per tonne)
- underground
June 2012
1,393
1,447
1,745
1,188
1,111
-
-
-
-
1,148
950
1,599
March 2012
1,447
1,500
1,796
1,124
1,292
-
-
-
-
1,242
912
2,405
Year to date
1,419
1,472
1,770
1,156
1,192
-
-
-
-
1,197
929
1,952
- surface
June 2012
205
132
146
81
-
192
168
343
192
356
347
470
March 2012
184
110
126
55
-
173
158
248
186
330
335
268
Year to date
194
120
135
66
-
182
163
289
189
343
341
369
- total
June 2012
423
874
866
753
1,111
192
168
343
192
543
460
1,112
March 2012
394
804
784
638
1,292
173
158
248
186
563
464
1,346
Year to date
409
838
824
693
1,192
182
163
289
189
553
462
1,222
#
June quarter includes 119,000 tonnes (March quarter included 94,000 tonnes) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the underground yield at South Deep only, excludes the underground waste.

Gold Fields Results
| 30
Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.
KDC
June 2012 quarter
March 2012 quarter
Year to date 2012
Reef
Carbon
Leader
Kloof
Main  Libanon
VCR
Carbon
Leader
Kloof
Main
VCR
Carbon
Leader
Kloof
Main  Libanon
VCR
Advanced (m)
4,671
169
1,557
38
5,165
4,457 161 1,132 4,900 9,128 330 2,689
38  10,065
Advanced on reef (m)
599
23
470
38
796
771 - 410 709 1,370 23 880 38 1,505
Sampled (m)
546
9
447
9
590
705 - 369 567 1,251 9 816 9 1,157
Channel width (cm)
85
209
95
55
109
66 - 67 100 74 209 82 55 104
Average value - (g/t)
20.0
2.5
9.6
8.4
34.8
28.3 - 11.9 25.9 24.1 2.5 10.4 8.4 26.4
- (cm.g/t)
1,702
529
913
463
3,786
1,856 - 799 2,581 1,789 529 856 463 2,758

Beatrix
June 2012 quarter
March 2012 quarter
Year to date 2012
Reef
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Advanced (m)
4,222
1,895
3,691 1,460 7,913 3,355
Advanced on reef (m)
991
615
941 380 1,932 995
Sampled (m)
1,005
558
981 306 1,986 864
Channel width (cm)
127
85
120 102 124 91
Average value - (g/t)
6.6
17.6
8.4 22.8 7.5 19.7
- (cm.g/t)
841
1,498
1,005 2,333 922 1,794

South Deep
June 2012 quarter
March 2012 quarter
Year to date 2012
Reef
Elsburgs
1,2
Elsburgs
1,2
Elsburgs
1,2
Main Advanced (m)
2,952
2,440 5,392
- Main above 95 level (m)
2,008
1,516 3,524
- Main below 95 level (m)
944
924 1,868
Advanced on reef (m)
1,535
1,276 2,811
Square metres de-stressed (m
2
)
11,851
7,811 19,662
- Reserve value de-stressed (g/t)
6.2
6.3 6.2
1)
Trackless development in the Elsburg reefs is evaluated by means of the resource model.
2)
Full channel width not fully exposed in development, hence not reported.

Gold Fields Results
| 31
Administration and corporate information

Corporate Secretary
Investor Enquiries
Forward looking statements
Cain Farrel
Tel: +27 11 562 9742
Fax: +27 11 562 9829
e-mail: cain.farrel@goldfields.co.za
Registered Office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom Secretaries
London
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Tel: +44 20 7499 3916
Fax: +44 20 7491 1989
American Depository Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Willie Jacobsz
Tel: +508 839 1188
Mobile: +857 241 7127
e-mail: willie.jacobsz@gfexpl.com
Remmy Kawala
Tel: +27 11 562 9844
Mobile: +27 82 312 8692
e-mail: remmy.kawala@goldfields.co.za
Media Enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za
Transfer Secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel:
0871 664 0300 [calls cost 10p a minute plus
network extras, lines are open 8.30am – 5pm
Mon-Fri] or [from overseas]
+44 20 8639 3399
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com
Website
http://www.goldfields.co.za
Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI
Certain statements in this document
constitute “forward looking statements” within
the meaning of Section 27A of the US
Securities Act of 1933 and Section 21E of the
US Securities Exchange Act of 1934.
Such forward looking statements involve
known and unknown risks, uncertainties and
other important factors that could cause the
actual results, performance or achievements
of the company to be materially different from
the future results, performance or
achievements expressed or implied by such
forward looking statements. Such risks,
uncertainties and other important factors
include among others: economic, business
and political conditions in South Africa,
Ghana, Australia, Peru and elsewhere; the
ability to achieve anticipated efficiencies and
other cost savings in connection with past and
future acquisitions, exploration and
development activities; decreases in the
market price of gold and/or copper; hazards
associated with underground and surface
gold mining; labour disruptions; availability,
terms and deployment of capital or credit;
changes in government regulations,
particularly environmental regulations and
new legislation affecting mining and mineral
rights; changes in exchange rates, currency
devaluations, inflation and other macro-
economic factors; industrial action; temporary
stoppages of mines for safety and unplanned
maintenance reasons; and the impact of the
AIDS crisis in South Africa. These forward
looking statements speak only as of the date
of this document.
The company undertakes no obligation to
update publicly or release any revisions to
these forward looking statements to reflect
events or circumstances after the date of this
document or to reflect the occurrence of
unanticipated events.
Directors
M A Ramphele (Chair) °
K Ansah
#
°
A R Hill °
M S Moloko °
R L Pennant-Rea *°
N J Holland * (Chief Executive Officer)
C A Carolus°
D L Lazaro °
D N Murray °
G M Wilson °
P A Schmidt (Chief Financial Officer)
R Dañino **°
R P Menell °
D M J Ncube °
* British
#
Ghanaian
Canadian
°Filipino
** Peruvian
° Independent Director
Non-independent Director

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 23 August 2012
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
           Relations and Corporate Affairs